Exhibit 99.1
January 17, 2024
Dear Shareholder:
You are cordially invited to attend the extraordinary general meeting of shareholders (the “Extraordinary General Meeting”) of Manchester United plc (the “Company”), to be held in the offices of Woods Oviatt Gilman LLP, 1900 Bausch and Lomb Place, Rochester, New York 14604, on February 5, 2024, at 3:30 p.m., local time. Information concerning the matters to be considered and voted upon at the Extraordinary General Meeting is set out in the attached Notice of Extraordinary General Meeting of Shareholders and Proxy Statement.
It is important that your ordinary shares are represented at the Extraordinary General Meeting, regardless of the number of ordinary shares you hold or whether or not you plan to attend the meeting in person. Accordingly, please authorize a proxy to vote your ordinary shares as soon as possible in accordance with the instructions you received. This will not prevent you from voting your ordinary shares in person if you subsequently choose to attend the Extraordinary General Meeting.
You should have already received (or will soon receive) in a separate mailing a solicitation/recommendation statement on Schedule 14D-9 that the Company filed with the Securities and Exchange Commission on January 17, 2024 (“Schedule 14D-9”). The Schedule 14D-9 contains important information about the proposal to be voted on at the Extraordinary General Meeting, and we urge you to read the Schedule 14D-9 and the documents incorporated by reference therein carefully and in their entirety. The Schedule 14D-9 is also available for viewing and downloading on the U.S. Securities and Exchange Commission’s website at www.sec.gov.
Thank you for your continued support. We look forward to seeing you at our Extraordinary General Meeting.
Yours sincerely,
/s/ Patrick Stewart Patrick Stewart Interim Chief Executive Officer and General Counsel	/s/ Cliff Baty Cliff Baty Chief Financial Officer

NOTICE OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
To Our Shareholders:
Notice is hereby given that the extraordinary general meeting of shareholders (the “Extraordinary General Meeting”) of Manchester United plc, an exempted company with limited liability incorporated under the Companies Act (2023 Revision) of the Cayman Islands (the “Company”), will be held in the offices of Woods Oviatt Gilman LLP, 1900 Bausch and Lomb Place, Rochester, New York 14604, on February 5, 2024, at 3:30 p.m., local time, for the following purposes:
1.
To pass a special resolution that the existing amended and restated memorandum and articles of association of the Company be replaced in its entirety with a new amended and restated memorandum and articles of association in the form set forth in Annex A of the accompanying proxy statement to, among other things, provide for certain transfers of Class B ordinary shares by certain holders of Class B ordinary shares without conversion of such shares into Class A ordinary shares (the “amendment proposal”); and

2.
To transact such other business as may properly come before the Extraordinary General Meeting and any adjournment or postponement thereof.

The Board of Directors has fixed the close of business on January 8, 2024, as the record date for the Extraordinary General Meeting (the “Record Date”), and only holders of Class A ordinary shares and Class B ordinary shares at such time will be entitled to notice of or to vote at the Extraordinary General Meeting or any adjournment or postponement thereof.
The foregoing items of business are more fully described in the Proxy Statement for the Extraordinary General Meeting. You should have already received (or will soon receive) in a separate mailing a solicitation/recommendation statement on Schedule 14D-9 that the Company filed with the Securities and Exchange Commission on January 17, 2024 (“Schedule 14D-9”). The Schedule 14D-9 contains important information about the foregoing items of business and we urge you to read the Schedule 14D-9 and the documents incorporated by reference therein carefully and in their entirety. The Schedule 14D-9 is also available for viewing and downloading on the U.S. Securities and Exchange Commission’s website at www.sec.gov.
On or about January 17, 2024, we intend to mail to our shareholders as of the Record Date a Notice of Internet Availability of Proxy Materials (the “Notice”) containing instructions on how to access the Proxy Statement. The Notice also provides instructions on how to vote online and includes instructions on how to receive a paper copy of the proxy materials by mail.

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF
MANCHESTER UNITED PLC

February 5, 2024

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The Notice of Meeting, proxy statement and proxy card are available at

http://www.proxyvote.com

YOUR VOTE IS IMPORTANT
Based on current New York Stock Exchange rules your broker will NOT be able to vote your Class A ordinary shares or Class B ordinary shares (together, the “Ordinary Shares”) with respect to the amendment proposal if you have not provided instructions to your broker. We strongly encourage you to provide instructions to your broker to vote your Ordinary Shares and exercise your right as a shareholder.
If you are a shareholder of record as of January 8, 2024 (the “Record Date”), you will be admitted to the Extraordinary General Meeting upon presenting a form of photo identification. If you own Ordinary Shares beneficially through a bank, broker or otherwise, you will be admitted to the meeting upon presenting a form of photo identification and proof of share ownership and a valid proxy signed by the record holder. A recent brokerage statement or a letter from a bank or broker are examples of proof of share ownership for this purpose.
Regardless of whether or not you plan to attend the Extraordinary General Meeting, please follow the instructions you received to authorize a proxy to vote your Ordinary Shares as soon as possible to ensure that your Ordinary Shares are represented at the Extraordinary General Meeting. Any shareholder that decides to attend the Extraordinary General Meeting in person may, if so desired, revoke the prior proxy by voting their Ordinary Shares at the Extraordinary General Meeting.
By Order of the Board of Directors,
/s/ Patrick Stewart Patrick Stewart Interim Chief Executive Officer and General Counsel	/s/ Cliff Baty Cliff Baty Chief Financial Officer
Manchester, United Kingdom January 17, 2024

GENERAL INFORMATION
This Proxy Statement is being provided to solicit proxies on behalf of the Board of Directors of Manchester United plc (the “Company,” “we” or “us”) for use at the extraordinary general meeting of shareholders (the “Extraordinary General Meeting”) to be held in the offices of Woods Oviatt Gilman LLP, 1900 Bausch and Lomb Place, Rochester, New York 14604, on February 5, 2024, at 3:30 p.m., local time, and any adjournment or postponement thereof. We expect to first make this Proxy Statement available to shareholders on or about January 17, 2024.
Foreign Private Issuer
We are a “foreign private issuer” within the meaning of Rule 3b-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and, as a result, we are not required to comply with U.S. federal proxy requirements.
Record Date
The Board of Directors has fixed the close of business on January 8, 2024, as the record date for the Extraordinary General Meeting (the “Record Date”), and only holders of our Class A ordinary shares and Class B ordinary shares (together, the “Ordinary Shares”) at such time will be entitled to notice of or to vote at the Extraordinary General Meeting or any adjournment or postponement thereof.
Internet Availability of Extraordinary General Meeting Materials
We have elected to provide access to our proxy materials over the Internet. Accordingly, we are sending a Notice of Internet Availability of Proxy Materials (the “Notice”) to our shareholders as of the Record Date. All shareholders will have the ability to access the proxy materials on the website referred to in the Notice or to request to receive a printed set of the proxy materials. Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found in the Notice. You will not receive a printed copy of the proxy materials unless you request one in the manner set forth in the Notice. This permits us to conserve natural resources and reduces our printing costs, while giving shareholders a convenient and efficient way to access our proxy materials and vote their Ordinary Shares.
We intend to mail the Notice on or about January 17, 2024, to all shareholders entitled to vote at the Extraordinary General Meeting.
Who May Vote
Only holders of our Ordinary Shares at the close of business on the Record Date will be entitled to notice of, and to vote at, the Extraordinary General Meeting. On the Record Date, 52,951,335 Class A ordinary shares were issued and outstanding and 110,207,613 Class B ordinary shares were issued and outstanding. Each Class A ordinary share is entitled to one vote at the Extraordinary General Meeting, and each Class B ordinary share is entitled to ten votes at the Extraordinary General Meeting. For so long as the holders of the Class B ordinary shares continue to hold in aggregate at least 10% of the issued and outstanding Ordinary Shares in the capital of the Company, at any general meeting of the Company convened to consider a special resolution of the Company, the voting power permitted to be exercised by the holders of the Class B ordinary shares shall be weighted in respect of such special resolution such that the holders of the Class B ordinary shares shall be entitled to exercise, in aggregate, sixty seven per cent (67%) of the voting power of all shareholders entitled to receive notice of, attend and vote at any general meeting of the Company. Therefore, the holders of the Class B ordinary shares have the voting power to approve the amendment proposal regardless of the approval of the holders of the Class A ordinary shares.
What Constitutes a Quorum
Shareholders may not take action at the Extraordinary General Meeting unless there is a quorum present at the meeting. A meeting of shareholders is duly constituted, and a quorum is present for purposes of effectuating a special resolution, if, at the commencement of the meeting, one or more shareholders are present in person or by proxy representing at least sixty-seven percent (67%) of the votes of the shares eligible to be cast at the Extraordinary General Meeting. Broker non-votes (as described below) will not be included in the calculation of the number of shares considered to be present at the meeting for quorum purposes. Abstentions will be included in the calculation of the number of shares considered to be present at the meeting for quorum purposes.
Broker Non-Votes and Abstentions
Broker non-votes occur when brokers holding shares in street name for beneficial owners do not receive instructions from the beneficial owners about how to vote their shares. An abstention occurs when a shareholder withholds such shareholder’s vote by checking the “ABSTAIN” box on the proxy card, or similarly elects to abstain via Internet or telephone voting.
Based on current New York Stock Exchange rules, your broker will NOT be able to vote your shares with respect to the amendment proposal if you have not provided instructions to your broker. We strongly encourage you to provide instructions to your broker to vote your Ordinary Shares and exercise your right as a shareholder. Abstentions and broker non-votes will not be counted for the purposes of determining the number of votes cast in connection with the amendment proposal.
Vote Required
Proposal No. 1:   Approval of the amendment proposal requires a special resolution under the Companies Act (2023 Revision) of the Cayman Islands and our existing amended and restated memorandum and articles of association (our “Articles”), being the affirmative vote of holders of at least two-thirds of the voting power represented by the Ordinary Shares issued and outstanding, represented in person or by proxy and entitled to vote thereon and who do so at the Extraordinary General Meeting, if a quorum is present.
Voting Process and Revocation of Proxies
If you are a shareholder of record, there are three ways to vote by proxy:
•
By Internet — You can vote over the Internet at http://proxyvote.com by following the instructions in the Notice or, if you received your proxy materials by mail, by following the instructions on the proxy card. You will need to enter your control number, which is a 16-digit number located in a box on your proxy card that is included with your proxy materials. We encourage you to vote by Internet even if you received proxy materials in the mail.

•
By Telephone — You may vote and submit your proxy by calling toll-free 1-800-690-6903 and providing your control number, which is a 16-digit number located in a box on your proxy card that is included with your proxy materials.

•
By Mail — If you received your proxy materials by mail or if you requested paper copies of the proxy materials, you can vote by mail by marking, dating, signing and returning the proxy card in the postage-paid envelope.

•
In Person — If you choose to vote in person at the Extraordinary General Meeting, you must first pre-register via email. Please send your contact information including name and phone number to IR@manutd.co.uk.

Telephone and Internet voting facilities for shareholders of record will be available 24 hours a day and will close at 11:59 p.m. Eastern Time on February 4, 2024. Submitting your proxy by any of these methods will not affect your ability to attend the Extraordinary General Meeting in-person and vote at the Extraordinary General Meeting.
If your Ordinary Shares are held in “street name,” meaning you are a beneficial owner with your shares held through a bank or brokerage firm, you will receive instructions from your bank or brokerage firm, who is the holder of record of your shares. You must follow the instructions of the holder of record in order for your shares to be voted. Telephone and Internet voting may also be offered to shareholders owning shares through certain banks and brokers, according to their individual policies.
The Company will retain an independent tabulator to receive and tabulate the proxies.
If you submit proxy voting instructions and direct how your shares will be voted, the individuals named as proxies will vote your shares in the manner you indicate. If you submit proxy voting instructions but do not direct how your shares will be voted, the individuals named as proxies will vote your shares “FOR” the amendment proposal.
It is not expected that any other matters will be brought before the Extraordinary General Meeting. If, however, other matters are properly presented, the individuals named as proxies will vote in accordance with their discretion with respect to such matters.
A shareholder who has given a proxy may revoke it at any time before it is exercised at the Extraordinary General Meeting by:
•
attending the Extraordinary General Meeting and voting in person;

•
voting again by the Internet or telephone (only the last vote cast by each shareholder of record will be counted), provided that the shareholder does so before 11:59 p.m. Eastern Time on February 4, 2024);

•
delivering a written notice, at the address given below, bearing a date later than that indicated on the proxy card or the date you voted by Internet or telephone, but prior to the date of the Extraordinary General Meeting, stating that the proxy is revoked; or

•
signing and delivering a subsequently dated proxy card prior to the vote at the Extraordinary General Meeting.

You should send any written notice or new proxy card to Vote Processing, c/o Broadridge, at 51 Mercedes Way, Edgewood, New York 11717.
If you are a registered holder, you may request a new proxy card by calling Broadridge at 1-800-690-6903 or visit http://www.proxyvote.com to submit a request online.
Any shareholder owning shares in street name may change or revoke previously given voting instructions by contacting the bank or brokerage firm holding the Ordinary Shares or by obtaining a legal proxy from such bank or brokerage firm and voting in person at the Extraordinary General Meeting. Your last vote, prior to or at the Extraordinary General Meeting, is the vote that will be counted.
Attendance at the Extraordinary General Meeting
Only shareholders or their legal proxy holders are invited to attend the Extraordinary General Meeting. To be admitted to the Extraordinary General Meeting, you will first need to pre-register your contact details via email to IR@manutd.co.uk. Please include your cell phone number. When you attend the Extraordinary General Meeting, please remember to bring a form of photo identification (such as a driver’s license or passport), and if you hold your Ordinary Shares in street name you must also bring valid proof of ownership of your Ordinary Shares and a valid legal proxy signed by the record holder. If you are a shareholder of record, you will be admitted to the meeting only if we are able to verify your shareholder status by checking your name against the list of registered shareholders on the Record Date. If you hold your Ordinary Shares in street name through a bank or brokerage firm, a brokerage statement reflecting your ownership as of the Record Date or a letter from a bank or broker is sufficient proof of ownership to be admitted to the meeting.

No cameras, recording equipment, electronic devices (including cell phones) or large bags, briefcases or packages will be permitted in the Extraordinary General Meeting. Attendees may be asked to pass through security prior to entering the Extraordinary General Meeting.
Representatives of PricewaterhouseCoopers LLP, the Company’s independent registered public accounting firm, may attend the Extraordinary General Meeting along with certain members of management of the Company and the Company’s outside legal counsel.
Solicitation of Proxies
We will pay the cost of soliciting proxies for the Extraordinary General Meeting. We may solicit by mail, telephone, personal contact and electronic means and arrangements are made with brokerage houses and other custodians, nominees and fiduciaries to send the Notices, and if requested, other proxy materials, to beneficial owners. Upon request, we will reimburse them for their reasonable expenses. In addition, our directors, officers and employees may solicit proxies, either in-person or by telephone, facsimile or written or electronic mail (without additional compensation). Shareholders are encouraged to return their proxies promptly.

PROPOSAL NO. 1
AMENDMENT OF AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION
On December 24, 2023, the Company entered into that certain transaction agreement (the “Transaction Agreement”) among the Company, the holders of our Class B ordinary shares identified therein (the “Sellers”) and Trawlers Limited, a company limited by shares incorporated under the laws of the Isle of Man’s Companies Act 2006 with company number 021222V (the “Purchaser”), which is an entity wholly owned by Sir Jim Ratcliffe. In connection with the entry into the Transaction Agreement, the Company also entered into that certain governance agreement, dated as of the date of the Transaction Agreement (the “Governance Agreement”).
The Transaction Agreement provides, among other things, and on the terms and subject to the conditions of the Transaction Agreement, that (A) Purchaser will purchase from the Sellers, at a purchase price of $33.00 per share in cash, a number of Class B ordinary shares as set forth in the Transaction Agreement that constitutes, in the aggregate, twenty-five per cent (25%) of the issued and outstanding Class B ordinary shares (the “Class B Share Sale”), (B) Purchaser will commence a cash tender offer to purchase, at a price of $33.00 per share, up to 13,237,834 Class A ordinary shares, which represents twenty-five per cent (25%) of the issued and outstanding Class A ordinary shares as of the date of the Transaction Agreement, rounded up to the nearest whole Class A ordinary share (the “Class A Share Tender Offer”), (C) at the Closing (as defined in the Transaction Agreement), Purchaser will subscribe for a number of Class A ordinary shares and Class B ordinary shares as set forth in the Transaction Agreement for an aggregate subscription price of $200 million (the “Closing Subscription” and, together with the Class B Share Sale and the Class A Share Tender Offer, the “Closing Transactions”) and (D) on the terms and subject to the conditions of the Transaction Agreement, the Purchaser will, on or prior to December 31, 2024, subscribe for the number of Class A ordinary shares and Class B ordinary shares as set forth in the Transaction Agreement for an aggregate subscription price of $100 million (the “Subsequent Subscription” and, together with the Closing Transactions, the “Transactions”).
In connection with the Transactions, our Articles must be amended and restated and be replaced in its entirety with a new amended and restated memorandum and articles of association to, among other things, provide that the transfer of Class B ordinary shares to the Purchaser in accordance with the Transaction Agreement will not result in the conversion of such Class B ordinary shares into Class A ordinary shares (the “amendment”). The amendment also provides that, following the Closing, (i) the Class B ordinary shares held by the Purchaser may be transferred without automatic conversion into Class A ordinary shares to certain permitted transferees in a manner substantially similar to the current holders of Class B ordinary shares, and (ii) the approval of independent directors will be required for the Company to conduct non-pro rata dividends or share repurchases.
The Board of Directors has resolved to recommend the amendment to our Articles and the replacement of our existing Articles in its entirety with a new amended and restated memorandum and articles of association in the form set forth in Annex A of the accompanying proxy statement. The following table contains a comparison of the proposed changes to our existing Articles (bold, underline indicates additions and strikethrough indicates deletions); section references correspond to the section in the proposed new amended and restated memorandum and articles of association). This table reflects those proposed changes that are material, but does not include certain other minor updates.

Existing	Proposed	Comparison
Definitions
N/A2	“Act” means the Companies Act (As Revised) of the Cayman Islands.	“Act” means the Companies Act (As Revised) of the Cayman Islands.
N/A	“Glazer Group” means Avram Glazer, Joel Glazer, Kevin Glazer, Bryan Glazer, Darcie Glazer Kassewitz and Edward Glazer.	“Glazer Group” means Avram Glazer, Joel Glazer, Kevin Glazer, Bryan Glazer, Darcie Glazer Kassewitz and Edward Glazer.
N/A	“Glazer Party” means each member of the Glazer Group and any of their Permitted Transferees.	“Glazer Party” means each member of the Glazer Group and any of their Permitted Transferees.
N/A	“Governance Agreement” means the governance agreement entered into between the Company, Trawlers Limited, and the Sellers (as defined therein) on or around December 24 2023 (as amended and/or restated from time to time).
“Governance Agreement” means the governance agreement entered into between the Company, Trawlers Limited, and the Sellers (as defined therein) on or around December 24 2023 (as amended and/or restated from time to time).

N/A	“Investor” means Sir James A Ratcliffe.	“Investor” means Sir James A Ratcliffe.
N/A	“Non-Affiliated” means any Person other than (a) a Person that owns five percent (5%) or more of the voting or economic interests of the Company, (b) an employee, director, officer or equity or interest holder of a Person described in clause (a), (c) an immediate family member of any of the Persons described in clauses (a) or (b), and (d) any officer or employee of the Company or its subsidiaries.
“Non-Affiliated” means any Person other than (a) a Person that owns five percent (5%) or more of the voting or economic interests of the Company, (b) an employee, director, officer or equity or interest holder of a Person described in clause (a), (c) an immediate family member of any of the Persons described in clauses (a) or (b), and (d) any officer or employee of the Company or its subsidiaries.

“Permitted Transferee” means
(a)
any holder of Class B Shares on the date on which these Articles were adopted;

(b)
any lineal descendant of Malcolm I. Glazer;

(c)
any of the following with respect to one or more Permitted Transferees:

(i)
a trust for the benefit

“Permitted Transferee of a Glazer Party” means
(a)
any holder of Class B Shares immediately prior to the date on which these Articles were adopted;

(b)
any lineal descendant of Malcolm I. Glazer;

(c)
a Trawlers Party (but solely to effect a one time transfer of Class B Shares in accordance with (and

“Permitted Transferee of a Glazer Party” means
(a)
any holder of Class B Shares immediately prior to the date on which these Articles were adopted;

(b)
any lineal descendant of Malcolm I. Glazer;

(c)
a Trawlers Party (but solely to effect a one time transfer of Class B Shares in accordance with (and

2
Intended to replace the defined term “Law” (defined in our existing Articles as “the Companies Law (as amended) of the Cayman Islands”).

Existing	Proposed	Comparison

of one or more such Permitted Transferees or Persons other than a Permitted Transferee so long as one or more such Permitted Transferees have sole dispositive power and exclusive Voting Control with respect to the Class B Shares held by such trust; or
(ii)
an Individual Retirement Account, as defined in Section 408(a) of the United States Internal Revenue Code of 1986, as amended, or a pension, profit sharing, stock bonus or other type of plan or trust of which one or more such Permitted Transferees is a participant or beneficiary and which satisfies the requirements for qualification under Section 401 of the United States Internal Revenue Code of 1986, as amended; provided that in each case one or more Permitted Transferees have sole dispositive power and exclusive Voting Control with respect to the Class B Shares held in such account, plan or trust; or

(iii)
a corporation, partnership, limited partnership, limited liability company or other entity in which one or more such Permitted Transferees only to the extent permitted by) the Transaction Agreement);
(d)
any of the following with respect to one or more Permitted Transferees of a Glazer Party:

(i)
a trust for the benefit of one or more such Permitted Transferees of a Glazer Party or Persons other than a Permitted Transferee of a Glazer Party so long as one or more such Permitted Transferees of a Glazer Party have sole dispositive power and exclusive Voting Control with respect to the Class B Shares held by such trust; or

(ii)
an Individual Retirement Account, as defined in Section 408(a) of the United States Internal Revenue Code of 1986, as amended, or a pension, profit sharing, stock bonus or other type of plan or trust of which one or more such Permitted Transferees of a Glazer Party is a participant or beneficiary and which satisfies the requirements for qualification under Section 401 of the United States Internal Revenue Code of 1986, as amended; provided that in each case one or more Permitted Transferees of a Glazer Party have sole dispositive power and exclusive only to the extent permitted by) the Transaction Agreement);
(d)
any of the following with respect to one or more Permitted Transferees of a Glazer Party:

(i)
a trust for the benefit of one or more such Permitted Transferees of a Glazer Party or Persons other than a Permitted Transferee of a Glazer Party so long as one or more such Permitted Transferees of a Glazer Party have sole dispositive power and exclusive Voting Control with respect to the Class B Shares held by such trust; or

(ii)
an Individual Retirement Account, as defined in Section 408(a) of the United States Internal Revenue Code of 1986, as amended, or a pension, profit sharing, stock bonus or other type of plan or trust of which one or more such Permitted Transferees of a Glazer Party is a participant or beneficiary and which satisfies the requirements for qualification under Section 401 of the United States Internal Revenue Code of 1986, as amended; provided that in each case one or more Permitted Transferees of a Glazer Party have sole dispositive power and exclusive

Existing	Proposed	Comparison

directly, or indirectly through one or more Permitted Transferees, owns shares, partnership interests, limited partnership interests, limited liability company interests or other interests, respectively, with sufficient Voting Control in such entity, or otherwise have legally enforceable rights, such that one or more Permitted Transferees retain sole dispositive power and exclusive Voting Control with respect to the Class B Shares held by such entity.

Voting Control with respect to the Class B Shares held in such account, plan or trust; or
(iii)
a corporation, partnership, limited partnership, limited liability company or other entity in which one or more such Permitted Transferees of a Glazer Party directly, or indirectly through one or more Permitted Transferees of a Glazer Party, owns shares, partnership interests, limited partnership interests, limited liability company interests or other interests, respectively, with sufficient Voting Control in such entity, or otherwise have legally enforceable rights, such that one or more Permitted Transferees of a Glazer Party retain sole dispositive power and exclusive Voting Control with respect to the Class B Shares held by such entity.

Voting Control with respect to the Class B Shares held in such account, plan or trust; or
(iii)
a corporation, partnership, limited partnership, limited liability company or other entity in which one or more such Permitted Transferees of a Glazer Party directly, or indirectly through one or more Permitted Transferees of a Glazer Party, owns shares, partnership interests, limited partnership interests, limited liability company interests or other interests, respectively, with sufficient Voting Control in such entity, or otherwise have legally enforceable rights, such that one or more Permitted Transferees of a Glazer Party retain sole dispositive power and exclusive Voting Control with respect to the Class B Shares held by such entity.

N/A
“Permitted Transferee of a Trawlers Party” means:
(a)
a Trawlers Party;

(b)
any lineal descendant or any immediate family member of any Trawlers Party (“immediate family” shall mean any relationship by blood, current or former marriage, domestic partnership (including, for the avoidance of doubt, a

“Permitted Transferee of a Trawlers Party” means:
(a)
a Trawlers Party;

(b)
any lineal descendant or any immediate family member of any Trawlers Party (“immediate family” shall mean any relationship by blood, current or former marriage, domestic partnership (including, for the avoidance of doubt, a cohabiting partner) or

Existing	Proposed	Comparison

cohabiting partner) or adoption, not more remote than first cousin);
(c)
any of the following with respect to one or more Permitted Transferees of a Trawlers Party:

i.
a trust, foundation, association, partnership or other body (whether or not it has separate legal personality or corporate identity) that is solely for the benefit of Investor and/or the immediate family of a Trawlers Party, except that such trust, foundation, association, partnership or other body may also make charitable donations or distributions (excluding, in either case, economic or voting interest in Class B Shares) that are consistent with a Trawlers Party and/or the immediate family of a Trawlers Party’s bona fide estate planning purposes; or

ii.
an Individual Retirement Account, as defined in Section 408(a) of the United States Internal Revenue Code of 1986, as amended, or a pension, profit sharing, stock bonus or other type of plan or trust of which one or more such Permitted Transferees of a Trawlers Party is a participant or beneficiary and which satisfies the adoption, not more remote than first cousin);
(c)
any of the following with respect to one or more Permitted Transferees of a Trawlers Party:

i.
a trust, foundation, association, partnership or other body (whether or not it has separate legal personality or corporate identity) that is solely for the benefit of Investor and/or the immediate family of a Trawlers Party, except that such trust, foundation, association, partnership or other body may also make charitable donations or distributions (excluding, in either case, economic or voting interest in Class B Shares) that are consistent with a Trawlers Party and/or the immediate family of a Trawlers Party’s bona fide estate planning purposes; or

ii.
an Individual Retirement Account, as defined in Section 408(a) of the United States Internal Revenue Code of 1986, as amended, or a pension, profit sharing, stock bonus or other type of plan or trust of which one or more such Permitted Transferees of a Trawlers Party is a participant or beneficiary and which satisfies the requirements for qualification under Section 401 of the United States Internal

Existing	Proposed	Comparison

requirements for qualification under Section 401 of the United States Internal Revenue Code of 1986, as amended; provided that in each case one or more Permitted Transferees of a Trawlers Party have sole dispositive power and exclusive Voting Control with respect to the Class B Shares held in such account, plan or trust; or
iii.
a corporation, partnership, limited partnership, limited liability company or other entity in which one or more such Permitted Transferees of a Trawlers Party directly, or indirectly through one or more Permitted Transferees of a Trawlers Party, owns shares, partnership interests, limited partnership interests, limited liability company interests or other interests, respectively, with sufficient Voting Control in such entity, or otherwise have legally enforceable rights, such that one or more Permitted Transferees of a Trawlers Party retain sole dispositive power and exclusive Voting Control with respect to the Class B Shares held by such entity.

Revenue Code of 1986, as amended; provided that in each case one or more Permitted Transferees of a Trawlers Party have sole dispositive power and exclusive Voting Control with respect to the Class B Shares held in such account, plan or trust; or
iii.
a corporation, partnership, limited partnership, limited liability company or other entity in which one or more such Permitted Transferees of a Trawlers Party directly, or indirectly through one or more Permitted Transferees of a Trawlers Party, owns shares, partnership interests, limited partnership interests, limited liability company interests or other interests, respectively, with sufficient Voting Control in such entity, or otherwise have legally enforceable rights, such that one or more Permitted Transferees of a Trawlers Party retain sole dispositive power and exclusive Voting Control with respect to the Class B Shares held by such entity.

N/A	“Subsidiary” of a Person means any other Person with respect to which the first Person (a) has the	“Subsidiary” of a Person means any other Person with respect to which the first Person (a) has the

Existing	Proposed	Comparison
right to elect a majority of the board of directors or other Persons performing similar functions or (b) beneficially owns more than fifty (50) percent of the voting share (or of any other form of voting or controlling equity interest in the case of a Person that is not a corporation), in each case, directly or indirectly through one or more other Persons.
right to elect a majority of the board of directors or other Persons performing similar functions or (b) beneficially owns more than fifty (50) percent of the voting share (or of any other form of voting or controlling equity interest in the case of a Person that is not a corporation), in each case, directly or indirectly through one or more other Persons.

N/A	“Transaction Agreement” means the transaction agreement entered into by and among the Company, the Sellers (as defined therein) and Trawlers Limited on or around December 24 2023 (as amended and/or restated from time to time).
“Transaction Agreement” means the transaction agreement entered into by and among the Company, the Sellers (as defined therein) and Trawlers Limited on or around December 24 2023 (as amended and/or restated from time to time).

N/A	“Trawlers Party” means (i) Trawlers Limited; (ii) the Investor; (iii) INEOS Limited or any wholly owned Subsidiary of INEOS Limited; (iv) Andrew Currie; (v) John Reece; and (vi) any Person of which Investor, Andrew Currie and/or John Reece have the sole dispositive power and exclusive Voting Control.
“Trawlers Party” means (i) Trawlers Limited; (ii) the Investor; (iii) INEOS Limited or any wholly owned Subsidiary of INEOS Limited; (iv) Andrew Currie; (v) John Reece; and (vi) any Person of which Investor, Andrew Currie and/or John Reece have the sole dispositive power and exclusive Voting Control.

“Voting Control” means the exclusive power (whether directly or indirectly) to vote or direct the voting of such Class B Share or other relevant security by proxy, voting agreement or otherwise.	“Voting Control” means the exclusive power (whether directly or indirectly) to vote or direct the voting of such Class B Share or other relevant security by proxy, voting agreement or otherwise (it being understood that a voting commitment without a grant of irrevocable proxy to vote on specified matters will not constitute a Transfer of “exclusive power” to vote or direct the voting of such Class B Shares).
“Voting Control” means the exclusive power (whether directly or indirectly) to vote or direct the voting of such Class B Share or other relevant security by proxy, voting agreement or otherwise (it being understood that a voting commitment without a grant of irrevocable proxy to vote on specified matters will not constitute a Transfer of “exclusive power” to vote or direct the voting of such Class B Shares).

Section 12 – Shares
N/A	When exercising any of their powers and discretions under these Articles, the Directors shall have regard to the provisions of the Governance Agreement.	When exercising any of their powers and discretions under these Articles, the Directors shall have regard to the provisions of the Governance Agreement.

Existing	Proposed	Comparison
Section 15 – Weighted Voting Provision
At any time that, and for so long as, the holders of Class B Shares continue to hold in the aggregate at least ten per cent. (10%) of the issued and outstanding Ordinary Shares in the capital of the Company, at any general meeting of the Company convened to consider any Special Resolution of the Company, the voting power permitted to be exercised by the holders of Class B Shares shall be weighted in respect of such Special Resolution such that the Class B Shares shall be entitled to exercise, in the aggregate, sixty seven per cent. (67%) of the voting power of all Shareholders entitled to receive notice of, attend and vote at any such general meeting of the Company.	At any time that, and for so long as, the holders of Class B Shares continue to hold in the aggregate at least ten per cent. (10%) of the issued and outstanding Ordinary Shares in the capital of the Company, at any general meeting of the Company convened to consider any Special Resolution of the Company, the voting power permitted to be exercised by the holders of Class B Shares shall be further weighted in respect of such Special Resolution such that, if the voting power permitted to be exercised by the holders of Class B Shares pursuant to Article 14 above would, in aggregate, constitute less than sixty seven per cent. (67%) of the voting power of all shareholders entitled to receive notice of, attend and vote at a general meeting of the Company, then the Class B Shares shall be entitled to exercise, in the aggregate, sixty seven per cent. (67%) of the voting power of all Shareholders entitled to receive notice of, attend and vote at any such general meeting of the Company.	At any time that, and for so long as, the holders of Class B Shares continue to hold in the aggregate at least ten per cent. (10%) of the issued and outstanding Ordinary Shares in the capital of the Company, at any general meeting of the Company convened to consider any Special Resolution of the Company, the voting power permitted to be exercised by the holders of Class B Shares shall be further weighted in respect of such Special Resolution such that, if the voting power permitted to be exercised by the holders of Class B Shares pursuant to Article 14 above would, in aggregate, constitute less than sixty seven per cent. (67%) of the voting power of all shareholders entitled to receive notice of, attend and vote at a general meeting of the Company, then the Class B Shares shall be entitled to exercise, in the aggregate, sixty seven per cent. (67%) of the voting power of all Shareholders entitled to receive notice of, attend and vote at any such general meeting of the Company.
Section 16(b) – Automatic Conversion

A Class B Share shall automatically be converted into Class A Shares at the then applicable Conversion Rate upon the date upon which:
(i)
in respect of any Class B Share, upon the transfer of such Class B Share to a Person who is not a Permitted Transferee; or

(ii)
in respect of all Class B Shares, upon the aggregate number of issued and outstanding Class B Shares ceasing to represent in the aggregate at least

Each Class B Share shall automatically be converted into a Class A Share at the then applicable Conversion Rate upon the date upon which (as applicable):
(i)
with respect to a Transfer of such Class B Share by a Trawlers Party or a Permitted Transferee of a Trawlers Party, upon the Transfer of such Class B Share to a Person who is not a Permitted Transferee of a Trawlers Party;

(ii)
with respect to a Transfer of such Class B Share by a

~~A~~Each Class B Share shall automatically be converted into a Class A Share at the then applicable Conversion Rate upon the date upon which (as applicable):
(i)
~~in~~with respect to a Transfer of ~~any~~such Class B Share by a Trawlers Party or a Permitted Transferee of a Trawlers Party, upon the Transfer of such Class B Share to a Person who is not a Permitted Transferee of a Trawlers Party;

(ii)
with respect to a Transfer

Existing	Proposed	Comparison
ten per cent. (10%) of the issued and outstanding Ordinary Shares in the capital of the Company.
Glazer Party or a Permitted Transferee of a Glazer Party, upon the Transfer of such Class B Share to a Person who is not a Permitted Transferee of a Glazer Party; or
(iii)
in respect of all Class B Shares, upon the aggregate number of issued and outstanding Class B Shares ceasing to represent in the aggregate at least ten per cent. (10%) of the issued and outstanding Ordinary Shares in the capital of the Company.

of such Class B Share by a Glazer Party or a Permitted Transferee of a Glazer Party, upon the Transfer of such Class B Share to a Person who is not a Permitted Transferee of a Glazer Party; or
(iii)
in respect of all Class B Shares, upon the aggregate number of issued and outstanding Class B Shares ceasing to represent in the aggregate at least ten per cent. (10%) of the issued and outstanding Ordinary Shares in the capital of the Company.

Section 40 – Transfer of Shares
The instrument of transfer of any Share shall be in any usual or common form or such other form as the Directors may, in their absolute discretion, approve and be executed by or on behalf of the transferor and if in respect of a nil or partly paid up Share, or if so required by the Directors, shall also be executed on behalf of the transferee and shall be accompanied by the certificate (if any) of the Shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. The transferor shall be deemed to remain a Shareholder until the name of the transferee is entered in the Register in respect of the relevant Shares.	The instrument of transfer of any Share shall be in any usual or common form or such other form as the Directors may, in their absolute discretion, approve and be executed by or on behalf of the transferor and if in respect of a nil or partly paid up Share, or if so required by the Directors, shall also be executed on behalf of the transferee and shall be accompanied by the certificate (if any) of the Shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. The transferor shall be deemed to remain a Shareholder until the name of the transferee is entered in the Register in respect of the relevant Shares. Without prejudice to the generality of the foregoing, title to listed shares of the Company may be evidenced and transferred in accordance with the laws applicable to and the rules and regulations of any Exchange on which such shares are listed.	The instrument of transfer of any Share shall be in any usual or common form or such other form as the Directors may, in their absolute discretion, approve and be executed by or on behalf of the transferor and if in respect of a nil or partly paid up Share, or if so required by the Directors, shall also be executed on behalf of the transferee and shall be accompanied by the certificate (if any) of the Shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. The transferor shall be deemed to remain a Shareholder until the name of the transferee is entered in the Register in respect of the relevant Shares. Without prejudice to the generality of the foregoing, title to listed shares of the Company may be evidenced and transferred in accordance with the laws applicable to and the rules and regulations of any Exchange on which such shares are listed.
Section 41 – Transfer of Shares
Subject to the rules of any Exchange on which the Shares in	Subject to the rules of any Exchange on which the Shares in	Subject to the rules of any Exchange on which the Shares in

Existing	Proposed	Comparison
question may be listed, to the provisions of the next- following Article and to any rights and restrictions for the time being attached to any Share, the Directors may in their absolute discretion decline to register any transfer of Shares without assigning any reason therefor. If the Board of Directors refuses to register a transfer of any Share the Secretary shall, within two months after the date on which the transfer request was lodged with the Company, send to the transferor and transferee notice of the refusal.	question may be listed, to the provisions of the next- following Article and to any rights and restrictions for the time being attached to any Share, the Directors may in their absolute discretion decline to register any transfer of Shares without assigning any reason therefor, provided that the Directors shall register any transfer of Shares made in accordance with the provisions of the Governance Agreement and shall refuse to register any transfer of Shares if such transfer would violate the terms of the Governance Agreement. If the Board of Directors refuses to register a transfer of any Share the Secretary shall, within two months after the date on which the transfer request was lodged with the Company, send to the transferor and transferee notice of the refusal.	question may be listed, to the provisions of the next- following Article and to any rights and restrictions for the time being attached to any Share, the Directors may in their absolute discretion decline to register any transfer of Shares without assigning any reason therefor, provided that the Directors shall register any transfer of Shares made in accordance with the provisions of the Governance Agreement and shall refuse to register any transfer of Shares if such transfer would violate the terms of the Governance Agreement. If the Board of Directors refuses to register a transfer of any Share the Secretary shall, within two months after the date on which the transfer request was lodged with the Company, send to the transferor and transferee notice of the refusal.
Section 47 – Transfer of Shares
N/A	Any transfer in violation of the Governance Agreement shall be null and void ab initio.	Any transfer in violation of the Governance Agreement shall be null and void ab initio.
Section 54 – Redemption, Purchase and Surrender of Shares

Subject to the Law, the Company may:
(a)
issue Shares on terms that they are to be redeemed or are liable to be redeemed at the option of the Company or the Shareholder on such terms and in such manner as the Directors may determine;

(b)
purchase its own Shares (including any redeemable Shares) on such terms and in such manner as the Directors may determine and agree with the Shareholder;

(c)
make a payment in respect of the redemption or purchase of its own Shares

Subject to the Act, the Company may:
(a)
issue Shares on terms that they are to be redeemed or are liable to be redeemed at the option of the Company or the Shareholder on such terms and in such manner as the Directors may determine; provided that, without the approval of the majority of the Non-Affiliated Directors of the Board, the Company shall not effectuate any redemption of Shares other than (i) pro rata to the number of Shares, (ii) in respect of Class A Shares only on a pro rata basis, (iii) in the

Subject to the ~~Law~~Act, the Company may:
(a)
issue Shares on terms that they are to be redeemed or are liable to be redeemed at the option of the Company or the Shareholder on such terms and in such manner as the Directors may determine; provided that, without the approval of the majority of the Non-Affiliated Directors of the Board, the Company shall not effectuate any redemption of Shares other than (i) pro rata to the number of Shares, (ii) in respect of Class A Shares only on a pro rata basis, (iii) in the

Existing	Proposed	Comparison

in any manner authorised by the Law; and
(d)
accept the surrender for no consideration of any paid up Share (including any redeemable Share) on such terms and in such manner as the Directors may determine.

ordinary course of business in connection with the repurchase of Shares from employees or service providers of the Company or its affiliates following termination of such employees or service providers, or (iv) in accordance with Article 16;
(b)
purchase its own Shares (including any redeemable Shares) on such terms and in such manner as the Directors may determine and agree with the Shareholder; provided that, without the approval of the majority of the Non-Affiliated Directors of the Board, the Company shall not effectuate any repurchase of Shares other than (i) pro rata to the number of Shares, (ii) in respect of Class A Shares only on a pro rata basis, (iii) in the ordinary course of business in connection with the repurchase of Shares from employees or service providers of the Company or its affiliates following termination of such employees or service providers, or (iv) in accordance with Article 16;

(c)
make a payment in respect of the redemption or purchase of its own Shares in any manner authorised by the Act; and

(d)
accept the surrender for no consideration of any paid up Share (including any redeemable Share) on such terms and in such manner as the Directors may determine.

ordinary course of business in connection with the repurchase of Shares from employees or service providers of the Company or its affiliates following termination of such employees or service providers, or (iv) in accordance with Article 16;
(b)
purchase its own Shares (including any redeemable Shares) on such terms and in such manner as the Directors may determine and agree with the Shareholder; provided that, without the approval of the majority of the Non-Affiliated Directors of the Board, the Company shall not effectuate any repurchase of Shares other than (i) pro rata to the number of Shares, (ii) in respect of Class A Shares only on a pro rata basis, (iii) in the ordinary course of business in connection with the repurchase of Shares from employees or service providers of the Company or its affiliates following termination of such employees or service providers, or (iv) in accordance with Article 16;

(c)
make a payment in respect of the redemption or purchase of its own Shares in any manner authorised by the ~~Law~~Act; and

(d)
accept the surrender for no consideration of any paid up Share (including any redeemable Share) on such terms and in such manner as the Directors may determine.

Existing	Proposed	Comparison
Section 88 – Corporations Acting by Representatives at a Meeting
Any corporation which is a Shareholder or a Director may by resolution of its directors or other governing body authorise such Person as it thinks fit to act as its representative at any meeting of the Company or of any meeting of holders of a Class or of the Directors or of a committee of Directors, and the Person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Shareholder or Director.	Any corporation which is a Shareholder or a Director may by resolution of its directors or other governing body authorise such Person as it thinks fit to act as its representative at any meeting of the Company or of any meeting of holders of a Class or of the Directors or of a committee of Directors, and the Person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Shareholder or Director. If a clearing house (or its nominee) is a Shareholder of the Company it may, by resolution of its directors or other governing body or by power of attorney, authorise such person or persons as it thinks fit to act as its representative or representatives at any general meeting of the Company or at any general meeting of any Class of Shareholders of the Company provided that, if more than one person is so authorised, the authorisation shall specify the number and Class of Shares in respect of which each such person is so authorised. A person so authorised pursuant to this Article shall be entitled to exercise the same powers on behalf of the clearing house (or its nominee) which they represent as that clearing house (or its nominee) could exercise if it were an individual Shareholder holding the number and Class of Shares specified in such authorisation.
Any corporation which is a Shareholder or a Director may by resolution of its directors or other governing body authorise such Person as it thinks fit to act as its representative at any meeting of the Company or of any meeting of holders of a Class or of the Directors or of a committee of Directors, and the Person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Shareholder or Director. If a clearing house (or its nominee) is a Shareholder of the Company it may, by resolution of its directors or other governing body or by power of attorney, authorise such person or persons as it thinks fit to act as its representative or representatives at any general meeting of the Company or at any general meeting of any Class of Shareholders of the Company provided that, if more than one person is so authorised, the authorisation shall specify the number and Class of Shares in respect of which each such person is so authorised. A person so authorised pursuant to this Article shall be entitled to exercise the same powers on behalf of the clearing house (or its nominee) which they represent as that clearing house (or its nominee) could exercise if it were an individual Shareholder holding the number and Class of Shares specified in such authorisation.

Section 129 – Dividends
Subject to any rights and restrictions for the time being attached to any Shares, or as otherwise provided for in the Law and these Articles, the Directors	Subject to any rights and restrictions for the time being attached to any Shares, or as otherwise provided for in the Act and these Articles, the Directors	Subject to any rights and restrictions for the time being attached to any Shares, or as otherwise provided for in the ~~Law~~ Act and these Articles, the

Existing	Proposed	Comparison
may from time to time declare dividends (including interim dividends) and other distributions on Shares in issue and authorise payment of the same out of the funds of the Company lawfully available therefor.	may from time to time declare dividends (including interim dividends) and other distributions on Shares in issue and authorise payment of the same out of the funds of the Company lawfully available therefor. Notwithstanding the foregoing, without the prior approval of the majority of the Non-Affiliated Directors of the Board, the Company shall not declare any dividend or other distribution on the Shares in issue other than (i) pro rata to the number of Shares or (ii) in respect of the Class A Shares only on a pro rata basis.
Directors may from time to time declare dividends (including interim dividends) and other distributions on Shares in issue and authorise payment of the same out of the funds of the Company lawfully available therefor. Notwithstanding the foregoing, without the prior approval of the majority of the Non-Affiliated Directors of the Board, the Company shall not declare any dividend or other distribution on the Shares in issue other than (i) pro rata to the number of Shares or (ii) in respect of the Class A Shares only on a pro rata basis.

Section 140 – Accounts, Audit and Annual Return and Declaration
The accounts relating to the Company’s affairs shall only be audited if the Directors so determine, in which case the financial year end and the accounting principles will be determined by the Directors.	The accounts relating to the Company’s affairs shall only be audited if the Directors so determine, in which case the financial year end and the accounting principles will be determined by the Directors. The financial year of the Company shall end on 30 June of each year or such other date as the Directors may determine.	The accounts relating to the Company’s affairs shall only be audited if the Directors so determine, in which case the financial year end and the accounting principles will be determined by the Directors. The financial year of the Company shall end on 30 June of each year or such other date as the Directors may determine.
The Board of Directors believes that the amendment is in the best interests of the Company and its shareholders, as it will permit the consummation of the Transactions contemplated by the Transaction Agreement.
The Board of Directors recommends that the Company’s shareholders adopt the following proposal by special resolution:
“RESOLVED as a special resolution, that, immediately prior to Closing (as defined in that certain transaction agreement among the Company, the holders of our Class B ordinary shares identified therein and Trawlers Limited, a company limited by shares incorporated under the Isle of Man’s Companies Act 2006 with company number 021222V), the existing amended and restated memorandum and articles of association of the Company be replaced in its entirety with a new amended and restated memorandum and articles of association in the form set forth in Annex A.”
Vote Required and Board Recommendation
Under the Companies Act (2023 Revision) of the Cayman Islands and our Articles, (i) this amendment requires a special resolution being the affirmative vote of holders of at least two-thirds of the voting power represented by the Ordinary Shares issued and outstanding represented in person or by proxy and entitled to vote thereon and who do so at the Extraordinary General Meeting, if a quorum is present and (ii) amendments to our Articles for any reason do not require the recommendation by (or approval of) the Board of Directors. Abstentions and broker non-votes will not be counted for the purposes of determining the number of votes cast in connection with the amendment proposal.
Our Board of Directors recommends a vote “FOR” the amendment proposal.

SHAREHOLDER COMMUNICATIONS
Shareholders and interested parties may contact any of the Company’s directors, including the Chairman, the non-management directors as a group, the chair of any committee of the Board of Directors or any committee of the Board by writing them as follows:
Manchester United plc
Sir Matt Busby Way, Old Trafford,
Manchester, England, M16 0RA
Attn: Investor Relations
IR@manutd.co.uk
Concerns relating to accounting, internal controls or auditing matters should be communicated to the Company through the Corporate Secretary and will be handled in accordance with the procedures established by the Audit Committee with respect to such matters.
OTHER MATTERS
Our Board of Directors has no knowledge of any other matters to be presented at the Extraordinary General Meeting other than those described herein. If any other business properly comes before the shareholders at the Extraordinary General Meeting, however, it is intended that the proxy holders will vote on such matters in accordance with their discretion.
ADDITIONAL INFORMATION
We are subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. We fulfill these requirements by filing annual reports and other information with the U.S. Securities and Exchange Commission (the “SEC”). The SEC maintains a web site that contains reports and other information about issuers, such as us, that file electronically with the SEC. Our Annual Report on Form 20-F for our fiscal year ended June 30, 2023, as well as the other reports and information we file with the SEC from time to time are available for viewing and downloading on that website at www.sec.gov, as well as on our investor relations website at https://ir.manutd.com. Information contained on our website is not incorporated by reference into this document and should not be considered to be a part of this document.
In addition, you should have already received (or will soon receive) in a separate mailing a solicitation/recommendation statement on Schedule 14D-9 that the Company filed with the Securities and Exchange Commission on January 17, 2024 (“Schedule 14D-9”). The Schedule 14D-9 contains important information about the proposal to be voted on at the Extraordinary General Meeting, and we urge you to read the Schedule 14D-9 and the documents incorporated by reference therein carefully and in their entirety. The Schedule 14D-9 is also available for viewing and downloading on the SEC’s website at www.sec.gov.
YOUR VOTE IS IMPORTANT. OUR BOARD OF DIRECTORS URGES YOU TO VOTE VIA INTERNET, TELEPHONE OR BY MARKING, DATING, SIGNING AND RETURNING A PROXY CARD.
Manchester, United Kingdom
January 17, 2024

Annex A
THE COMPANIES ACT (AS REVISED)
COMPANY LIMITED BY SHARES
AMENDED & RESTATED
MEMORANDUM & ARTICLES OF ASSOCIATION
OF
MANCHESTER UNITED PLC
(ADOPTED BY SPECIAL RESOLUTION DATED [•])

THE COMPANIES ACT (AS REVISED)
COMPANY LIMITED BY SHARES
AMENDED & RESTATED
MEMORANDUM OF ASSOCIATION
OF
MANCHESTER UNITED PLC
(ADOPTED BY SPECIAL RESOLUTION DATED [•])
1.
The name of the company is Manchester United plc (the “Company”).

2.
The registered office of the Company will be situated at Intertrust Corporate Services (Cayman) Limited, One Nexus Way, Camana Bay, Grand Cayman, KY1-9005, Cayman Islands or at such other location as the Directors may from time to time determine.

3.
The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by any law as provided by Section 7(4) of the Companies Act (as amended) of the Cayman Islands (the “Act”).

4.
The Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit as provided by Section 27(2) of the Act.

5.
The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this section shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

6.
The liability of the shareholders of the Company is limited to the amount, if any, unpaid on the shares respectively held by them.

7.
The capital of the Company is US$325,000.00 divided into 650,000,000 shares of a nominal or par value of US$0.0005 each provided always that subject to the Act and the Articles of Association the Company shall have power to redeem or purchase any of its shares and to sub-divide or consolidate the said shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.

8.
The Company may exercise the power contained in Section 206 of the Act to deregister in the Cayman Islands and be registered by way of continuation in some other jurisdiction.

A-i

COMPANIES LAW (AS AMENDED)
COMPANY LIMITED BY SHARES
AMENDED & RESTATED
ARTICLES OF ASSOCIATION
OF
MANCHESTER UNITED PLC
(ADOPTED BY SPECIAL RESOLUTION DATED [•])
TABLE A
The Regulations contained or incorporated in Table ‘A’ in the First Schedule of the Act shall not apply to Manchester United plc (the “Company”) and the following Articles shall comprise the Articles of Association of the Company.
INTERPRETATION
1.
In these Articles the following defined terms will have the meanings ascribed to them, if not inconsistent with the subject or context: “Act” means the Companies Act (As Revised) of the Cayman Islands.

“Articles” means these articles of association of the Company, as amended or substituted from time to time.
“Branch Register” means any branch Register of such category or categories of Members as the Company may from time to time determine. “Board” means the board of Directors of the Company from time to time, appointed pursuant to the provisions of these Articles;
“Class” or “Classes” means any class or classes of Shares as may from time to time be issued by the Company.
“Class A Shares” means Class A Shares of US$0.0005 par value in the capital of the Company designated as such and having the rights and being subject to the limitations set out in these Articles;
“Class B Shares” means Class B Shares of US$0.0005 par value in the capital of the Company designated as such and having the rights and being subject to the limitations set out in these Articles;
“Directors” means the directors of the Company for the time being, or as the case may be, the directors assembled as a board or as a committee thereof.
“Exchange” means any securities exchange or other system on which any Shares of the Company may be listed or otherwise authorised for trading from time to time;
“Fair Market Value” for any Shares shall be determined as follows:
(a)
if traded on any Exchange, the value shall be deemed to be the average of the closing prices of the securities on such Exchange over the thirty (30) day period ending three (3) days prior to the date of determination;

(b)
if actively traded over-the-counter, the value shall be deemed to be the average of the closing or sale prices (whichever is applicable) over the thirty (30) day period ending three (3) days prior to the date of determination; and

(c)
if there is no active public market, the value shall be the fair market value thereof, as determined in good faith by the Board of Directors. “Glazer Group” means Avram Glazer, Joel Glazer, Kevin Glazer, Bryan Glazer, Darcie Glazer Kassewitz and Edward Glazer.

“Glazer Party” means each member of the Glazer Group and any of their Permitted Transferees.
“Governance Agreement” means the governance agreement entered into between the Company, Trawlers Limited, and the Sellers (as defined therein) on or around December 24 2023 (as amended and/or restated from time to time).

“Investor” means Sir James A Ratcliffe.
“Memorandum of Association” means the memorandum of association of the Company, as amended or substituted from time to time.
“Non-Affiliated” means any Person other than (a) a Person that owns five percent (5%) or more of the voting or economic interests of the Company, (b) an employee, director, officer or equity or interest holder of a Person described in clause (a), (c) an immediate family member of any of the Persons described in clauses (a) or (b), and (d) any officer or employee of the Company or its subsidiaries.
“Office” means the registered office of the Company as required by the Act.
“Ordinary Shares” means the Class A Shares and the Class B Shares, or any of them as the context permits; “Ordinary Resolution” means a resolution:
(a)
passed by a simple majority of such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company and where a poll is taken regard shall be had in computing a majority to the number of votes to which each Shareholder is entitled; or

(b)
approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed.

“paid up” means paid up as to the par value in respect of the issue of any Shares and includes credited as paid up.
“Permitted Transferee of a Glazer Party” means
(a)
any holder of Class B Shares immediately prior to the date on which these Articles were adopted;

(b)
any lineal descendant of Malcolm I. Glazer;

(c)
a Trawlers Party (but solely to effect a one time transfer of Class B Shares in accordance with (and only to the extent permitted by) the Transaction Agreement);

(d)
any of the following with respect to one or more Permitted Transferees of a Glazer Party:

(i)
a trust for the benefit of one or more such Permitted Transferees of a Glazer Party or Persons other than a Permitted Transferee of a Glazer Party so long as one or more such Permitted Transferees of a Glazer Party have sole dispositive power and exclusive Voting Control with respect to the Class B Shares held by such trust; or

(ii)
an Individual Retirement Account, as defined in Section 408(a) of the United States Internal Revenue Code of 1986, as amended, or a pension, profit sharing, stock bonus or other type of plan or trust of which one or more such Permitted Transferees of a Glazer Party is a participant or beneficiary and which satisfies the requirements for qualification under Section 401 of the United States Internal Revenue Code of 1986, as amended; provided that in each case one or more Permitted Transferees of a Glazer Party have sole dispositive power and exclusive Voting Control with respect to the Class B Shares held in such account, plan or trust; or

(iii)
a corporation, partnership, limited partnership, limited liability company or other entity in which one or more such Permitted Transferees of a Glazer Party directly, or indirectly through one or more Permitted Transferees of a Glazer Party, owns shares, partnership interests, limited partnership interests, limited liability company interests or other interests, respectively, with sufficient Voting Control in such entity, or otherwise have legally enforceable rights, such that one or more Permitted Transferees of a Glazer Party retain sole dispositive power and exclusive Voting Control with respect to the Class B Shares held by such entity.

“Permitted Transferee of a Trawlers Party” means:
(a)
a Trawlers Party;

(b)
any lineal descendant or any immediate family member of any Trawlers Party (“immediate family” shall mean any relationship by blood, current or former marriage, domestic partnership (including, for the avoidance of doubt, a cohabiting partner) or adoption, not more remote than first cousin);

(c)
any of the following with respect to one or more Permitted Transferees of a Trawlers Party:

(i)
a trust, foundation, association, partnership or other body (whether or not it has separate legal personality or corporate identity) that is solely for the benefit of Investor and/or the immediate family of a Trawlers Party, except that such trust, foundation, association, partnership or other body may also make charitable donations or distributions (excluding, in either case, economic or voting interest in Class B Shares) that are consistent with a Trawlers Party and/or the immediate family of a Trawlers Party’s bona fide estate planning purposes; or

(ii)
an Individual Retirement Account, as defined in Section 408(a) of the United States Internal Revenue Code of 1986, as amended, or a pension, profit sharing, stock bonus or other type of plan or trust of which one or more such Permitted Transferees of a Trawlers Party is a participant or beneficiary and which satisfies the requirements for qualification under Section 401 of the United States Internal Revenue Code of 1986, as amended; provided that in each case one or more Permitted Transferees of a Trawlers Party have sole dispositive power and exclusive Voting Control with respect to the Class B Shares held in such account, plan or trust; or

(iii)
a corporation, partnership, limited partnership, limited liability company or other entity in which one or more such Permitted Transferees of a Trawlers Party directly, or indirectly through one or more Permitted Transferees of a Trawlers Party, owns shares, partnership interests, limited partnership interests, limited liability company interests or other interests, respectively, with sufficient Voting Control in such entity, or otherwise have legally enforceable rights, such that one or more Permitted Transferees of a Trawlers Party retain sole dispositive power and exclusive Voting Control with respect to the Class B Shares held by such entity.

“Person” means any natural person, firm, company, joint venture, partnership, corporation, association or other entity (whether or not having a separate legal personality) or any of them as the context so requires.
“Principal Register”, where the Company has established one or more Branch Registers pursuant to the Act and these Articles, means the Register maintained by the Company pursuant to the Act and these Articles that is not designated by the Directors as a Branch Register.
“Register” means the register of Members of the Company required to be kept pursuant to the Act and includes any Branch Register(s) established by the Company in accordance with the Act.
“Relevant Governing Body” means:
(a)
the Union of European Football Associations (UEFA); and/or

(b)
The Football Association Limited;

(c)
The Football Association Premier League Limited, and in each case includes any successor governing body.

“Seal” means the common seal of the Company (if adopted) including any facsimile thereof.
“Secretary” means any Person appointed by the Directors to perform any of the duties of the secretary of the Company.
“Security Interest” means any mortgage, charge, pledge, lien, encumbrance or other third party right or interest (whether legal or equitable) of whatsoever nature granted in writing by a Shareholder over any Shares held by it.

“Share” means a share in the capital of the Company. All references to “Shares” herein shall be deemed to be Shares of any or all Classes as the context may require. For the avoidance of doubt in these Articles the expression “Share” shall include a fraction of a Share.
“Shareholder” or “Member” means a Person who is registered as the holder of Shares in the Register and includes each subscriber to the Memorandum of Association pending entry in the Register of such subscriber.
“Share Premium Account” means the share premium account established in accordance with these Articles and the Act. “signed” means bearing a signature or representation of a signature affixed by mechanical means.
“Special Resolution” means a special resolution of the Company passed in accordance with the Act, being a resolution:
(a)
passed by a majority of not less than two-thirds of such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given, and subject to any Weighted Voting Provision, in computing a majority to the number of votes to which each Shareholder is entitled; or

(b)
approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed.

“Subsidiary” of a Person means any other Person with respect to which the first Person (a) has the right to elect a majority of the board of directors or other Persons performing similar functions or (b) beneficially owns more than fifty (50) percent of the voting share (or of any other form of voting or controlling equity interest in the case of a Person that is not a corporation), in each case, directly or indirectly through one or more other Persons.
“Transfer” with respect to a Class B Share means any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such Class B Share, whether or not for value and whether voluntary or involuntary or by operation of law, including, without limitation:
(a)
a transfer of a Class B Share to a broker or other nominee (regardless of whether or not there is a corresponding change in beneficial ownership); or

(b)
the transfer of, or entering into a binding agreement with respect to, Voting Control over a Class B Share by proxy or otherwise, other than with respect to a Permitted Transferee.

Notwithstanding the forgoing, a “Transfer” shall not include:
(i)
the grant of a proxy to officers or directors of the Company at the request of the Board of Directors in connection with actions to be taken at a general or special meeting;

(ii)
the pledge of Class B Shares by a holder of Class B Shares that creates a mere security interest in such shares pursuant to a bona fide loan or indebtedness transaction so long as the holder of such Class B Shares continues to exercise Voting Control over such pledged shares; or

(iii)
the fact that, at any time, the spouse of any holder of Class B Shares possesses or obtains an interest in such holder’s Class B Shares arising solely by reason of the application of the community property laws of any jurisdiction.

“Transaction Agreement” means the transaction agreement entered into by and among the Company, the Sellers (as defined therein) and Trawlers Limited on or around December 24 2023 (as amended and/or restated from time to time).

“Trawlers Party” means (i) Trawlers Limited; (ii) the Investor; (iii) INEOS Limited or any wholly owned Subsidiary of INEOS Limited; (iv) Andrew Currie; (v) John Reece; and (vi) any Person of which Investor, Andrew Currie and/or John Reece have the sole dispositive power and exclusive Voting Control.
“Treasury Shares” means Shares that were previously issued but were purchased, redeemed, surrendered or otherwise acquired by the Company and not cancelled.
“Voting Control” means the exclusive power (whether directly or indirectly) to vote or direct the voting of such Class B Share or other relevant security by proxy, voting agreement or otherwise (it being understood that a voting commitment without a grant of irrevocable proxy to vote on specified matters will not constitute a Transfer of “exclusive power” to vote or direct the voting of such Class B Shares).
“Weighted Voting Provision” means any provision pursuant to which the voting power that any Shareholder is entitled to exercise with respect to any Shares registered in the name of the Shareholder is increased or decreased, as the case may be.
2.
In these Articles, save where the context requires otherwise:

(a)
words importing the singular number shall include the plural number and vice versa;

(b)
words importing the masculine gender only shall include the feminine gender and any Person as the context may require;

(c)
the word “may” shall be construed as permissive and the word “shall” shall be construed as imperative;

(d)
reference to a dollar or dollars or USD (or $) and to a cent or cents is reference to dollars and cents of the United States of America;

(e)
reference to a statutory enactment shall include reference to any amendment or re-enactment thereof for the time being in force;

(f)
reference to any determination by the Directors shall be construed as a determination by the Directors in their sole and absolute discretion and shall be applicable either generally or in any particular case;

(g)
reference to “in writing” shall be construed as written or represented by any means reproducible in writing, including any form of print, lithograph, email, facsimile, photograph or telex or represented by any other substitute or format for storage or transmission for writing or partly one and partly another; and

(h)
references to the exercise by a Shareholder of “voting power” or words to that effect, shall be construed as a reference to the percentage of the votes permitted to be cast by such Shareholder at the relevant meeting of Shareholders as a percentage of the aggregate number of votes permitted to be cast by Shareholders entitled to attend and vote at such meeting. Where there is more than one Shareholder holding Shares of a Class that is subject to a Weighted Voting Provision, then the voting power entitled to be exercised in respect of such Class shall be divided amongst the Shareholders of that Class pro-rata in accordance with their respective holdings of Shares of that Class.

3.
Subject to the preceding Articles, any words defined in the Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

PRELIMINARY
4.
The business of the Company may be commenced at any time after incorporation.

5.
The Office shall be at such address in the Cayman Islands as the Directors may from time to time determine. The Company may in addition establish and maintain such other offices and places of business and agencies in such places as the Directors may from time to time determine.

6.
The expenses incurred in the formation of the Company and in connection with the offer for subscription and issue of Shares shall be paid by the Company. Such expenses may be amortised over such period as the Directors may determine and the amount so paid shall be charged against income and/or capital in the accounts of the Company as the Directors shall determine.

7.
The Directors shall keep, or cause to be kept, the Register at such place or (subject to compliance with the Act and these Articles) places as the Directors may from time to time determine. In the absence of any such determination, the Register shall be kept at the Office. The Directors may keep, or cause to be kept, one or more Branch Registers as well as the Principal Register in accordance with the Act, provided always that a duplicate of such Branch Register(s) shall be maintained with the Principal Register in accordance with the Act.

SHARES
8.
Subject to these Articles, all Shares for the time being unissued shall be under the control of the Directors who may:

(a)
issue, allot and dispose of the same to such Persons, in such manner, on such terms and having such rights and being subject to such restrictions as they may from time to time determine; and

(b)
grant options with respect to such Shares and issue warrants or similar instruments with respect thereto; and, for such purposes, the Directors may reserve an appropriate number of Shares for the time being unissued.

9.
The Directors, or the Shareholders by Ordinary Resolution, may authorise the division of Shares into any number of Classes and the different Classes shall be authorised, established and designated (or re-designated as the case may be) and the variations in the relative rights (including, without limitation, voting, dividend and redemption rights), restrictions, preferences, privileges and payment obligations as between the different Classes (if any) may be fixed and determined by the Directors or the Shareholders by Ordinary Resolution.

10.
The Company may insofar as may be permitted by law, pay a commission to any Person in consideration of his subscribing or agreeing to subscribe whether absolutely or conditionally for any Shares. Such commissions may be satisfied by the payment of cash or the lodgement of fully or partly paid-up Shares or partly in one way and partly in the other. The Company may also pay such brokerage as may be lawful on any issue of Shares.

11.
The Directors may refuse to accept any application for Shares, and may accept any application in whole or in part, for any reason or for no reason.

12.
When exercising any of their powers and discretions under these Articles, the Directors shall have regard to the provisions of the Governance Agreement.

SPECIFIC RIGHTS ATTACHING TO SHARES
13.
Participation

(a)
the Class A Shares shall confer upon the Shareholders rights in a winding-up or repayment of capital and the right to participate in the profits or assets of the Company, in each case on a basis pari passu with the Class B Shares, in accordance with these Articles; and

(b)
the Class B Shares shall confer upon the Shareholders rights in a winding-up or repayment of capital and the right to participate in the profits or assets of the Company, in each case on a basis pari passu with the Class A Shares, in accordance with these Articles.

14.
Voting Rights

(a)
The Class A Shares shall confer upon such Shareholders the right to receive notice of and to attend and to vote at any general meeting of the Company, and at any such meeting, subject to any Weighted Voting Provision, the holders of Class A Shares shall have one vote per Class A Share.

(b)
The Class B Shares shall confer upon such Shareholders the right to receive notice of and to attend and to vote at any general meeting of the Company, and at any such meeting, subject to any Weighted Voting Provision, the holders of Class B Shares shall have ten votes per Class B Share.

15.
Weighted Voting Provision

At any time that, and for so long as, the holders of Class B Shares continue to hold in the aggregate at least ten per cent. (10%) of the issued and outstanding Ordinary Shares in the capital of the Company, at any general meeting of the Company convened to consider any Special Resolution of the Company, the voting power permitted to be exercised by the holders of Class B Shares shall be further weighted in respect of such Special Resolution such that, if the voting power permitted to be exercised by the holders of Class B Shares pursuant to Article 14 above would, in aggregate, constitute less than sixty seven per cent. (67%) of the voting power of all shareholders entitled to receive notice of, attend and vote at a general meeting of the Company, then the Class B Shares shall be entitled to exercise, in the aggregate, sixty seven per cent. (67%) of the voting power of all Shareholders entitled to receive notice of, attend and vote at any such general meeting of the Company.
16.
Conversion Rights

The holders of the Class B Shares have conversion rights as follows:
(a)
Right to Convert Class B Shares.

Unless converted earlier pursuant to Article 16(b) below, each Class B Share shall be convertible, at the option of the holder thereof, at any time into such number of fully paid and non-assessable Class A Shares at the then applicable Conversion Rate (defined below). The ratio at which Class A Shares shall be issuable upon conversion of the Class B Shares (the “Conversion Rate”) shall initially be 1:1. The Conversion Rate shall be subject to adjustment as provided in Article 17 below.
(b)
Automatic Conversion.

Each Class B Share shall automatically be converted into a Class A Share at the then applicable Conversion Rate upon the date upon which (as applicable):
(i)
with respect to a Transfer of such Class B Share by a Trawlers Party or a Permitted Transferee of a Trawlers Party, upon the Transfer of such Class B Share to a Person who is not a Permitted Transferee of a Trawlers Party;

(ii)
with respect to a Transfer of such Class B Share by a Glazer Party or a Permitted Transferee of a Glazer Party, upon the Transfer of such Class B Share to a Person who is not a Permitted Transferee of a Glazer Party; or

(iii)
in respect of all Class B Shares, upon the aggregate number of issued and outstanding Class B Shares ceasing to represent in the aggregate at least ten per cent. (10%) of the issued and outstanding Ordinary Shares in the capital of the Company.

(c)
Mechanics of Conversion.

(i)
In the event that a holder of Class B Shares shall effect an optional conversion pursuant to Article 16(a):

(A)
the Company’s Register shall be updated to reflect such conversion; and

(B)
such conversion shall be deemed to have been made immediately prior to the close of business on the date upon which such election is expressed to be effective, and the Person or Persons entitled to receive the Class A Shares issuable upon such conversion shall be treated for all purposes as the record holder or holders of such Class A Shares on such date.

(ii)
In the event of an automatic conversion pursuant to Article 16(b):

(A)
all holders of Class B Shares will be given so much prior notice as shall be practicable of the occurrence of an event causing the automatic conversion of all such Class B Shares pursuant to this Article 16;

(B)
such conversion shall be deemed to have been made immediately prior to the close of business on the date upon which such conversion is effective, and the Person or Persons entitled to receive the Class A Shares issuable upon such conversion shall be treated for all purposes as the record holder or holders of such Class A Shares on such date.

(iii)
On the date fixed for conversion, the Register shall be updated to show that the converted Class B Shares have been redeemed or repurchased and all rights with respect to the Class B Shares so converted will terminate, with the exception of the rights of the holders thereof to receive Class A Shares. Any certificates issued in respect of any Class B Shares so converted shall be cancelled and of no further effect.

(iv)
The Directors may effect such conversion in any manner available under applicable law, including redeeming or repurchasing the relevant Class B Shares and applying the proceeds thereof towards payment for the new Class A Shares. For purposes of the repurchase or redemption, the Directors may, subject to the Company being able to pay its debts in the ordinary course of business, make payments out of amounts standing to the credit of the Company’s share premium account or out of its capital.

(d)
Reservation of Shares Issuable Upon Conversion.

The Company shall at all times keep available out of its authorized but unissued Class A Shares solely for the purpose of effecting the conversion of the Class B Shares such number of its Class A Shares as shall from time to time be sufficient to effect the conversion of all outstanding Class B Shares, and if at any time the number of authorized but unissued Class A Shares shall not be sufficient to effect the conversion of all then outstanding Class B Shares, in addition to such other remedies as shall be available to the holder of such Class B Shares, the Company and its Shareholders will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued Class A Shares to such number of shares as shall be sufficient for such purposes.
17.
Adjustments to conversion price

The Conversion Ratio shall be subject to adjustment for any:
(a)
subdivision or concentration of the number of Class A Shares (whether by share dividend, consolidation and subdivision of shares or otherwise) into a greater or lesser number of Class A Shares; or

(b)
any other capital reorganization, re-designation, conversion, reclassification or otherwise affecting the number or composition of the Class A Shares,

in each case where the Class B Shares (as applicable) have not been proportionately affected thereby.
MODIFICATION OF RIGHTS
18.
Whenever the capital of the Company is divided into different Classes the rights attached to any such Class may, subject to any rights or restrictions for the time being attached to any Class, only be materially adversely varied or abrogated with the consent in writing of the holders of not less than two-thirds of the issued Shares of the relevant Class, or with the sanction of a resolution passed at a separate meeting of the holders of the Shares of such Class by a majority of two-thirds of the votes cast at such a meeting. To every such separate meeting all the provisions of these Articles relating to general meetings of the Company or to the proceedings thereat shall, mutatis mutandis, apply, except that the necessary quorum shall be one or more Persons at least holding or representing by proxy one-third in nominal or par value amount of the issued Shares of the relevant Class (but so that if at any adjourned meeting of such holders a quorum as above defined is not present, those Shareholders who are present shall form a quorum) and that, subject to any rights or restrictions for the time being attached to the Shares of that Class, every Shareholder of the Class shall on a poll have one vote for each Share of the Class held by him. For the purposes of this Article the Directors may treat all the Classes or any two or more Classes as forming one Class if they consider that all such Classes would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate Classes.
19.
The rights conferred upon the holders of the Shares of any Class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the Shares of that Class, be deemed to be materially adversely varied or abrogated by, inter alia, the creation, allotment or issue of further Shares ranking pari passu with or subsequent to them or the redemption or purchase of any Shares of any Class by the Company.

CERTIFICATES
20.
No Person shall be entitled to a certificate for any or all of his Shares, unless the Directors shall determine otherwise.

FRACTIONAL SHARES
21.
The Directors may issue fractions of a Share and, if so issued, a fraction of a Share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to nominal or par value, premium, contributions, calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights (including, without prejudice to the generality of the foregoing, voting and participation rights) and other attributes of a whole Share. If more than one fraction of a Share of the same Class is issued to or acquired by the same Shareholder such fractions shall be accumulated.

LIEN
22.
The Company has a first and paramount lien on every Share (whether or not fully paid) for all amounts (whether presently payable or not) payable at a fixed time or called in respect of that Share. The Company also has a first and paramount lien on every Share (whether or not fully paid) registered in the name of a Person indebted or under liability to the Company (whether he is the sole registered holder of a Share or one of two or more joint holders) for all amounts owing by him or his estate to the Company (whether or not presently payable). The Directors may at any time declare a Share to be wholly or in part exempt from the provisions of this Article. The Company’s lien on a Share extends to any amount payable in respect of it.

23.
The Company may sell, in such manner as the Directors in their absolute discretion think fit, any Share on which the Company has a lien, but no sale shall be made unless an amount in respect of which the lien exists is presently payable nor until the expiration of fourteen days after a notice in writing, demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the Share, or the Persons entitled thereto by reason of his death or bankruptcy.

24.
For giving effect to any such sale the Directors may authorise some Person to transfer the Shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the Shares comprised in any such transfer and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

25.
The proceeds of the sale after deduction of expenses, fees and commission incurred by the Company shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue shall (subject to a like lien for sums not presently payable as existed upon the Shares prior to the sale) be paid to the Person entitled to the Shares immediately prior to the sale.

CALLS ON SHARES
26.
The Directors may from time to time make calls upon the Shareholders in respect of any moneys unpaid on their Shares, and each Shareholder shall (subject to receiving at least fourteen days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on such Shares.

27.
The joint holders of a Share shall be jointly and severally liable to pay calls in respect thereof.

28.
If a sum called in respect of a Share is not paid before or on the day appointed for payment thereof, the Person from whom the sum is due shall pay interest upon the sum at the rate of eight percent per annum from the day appointed for the payment thereof to the time of the actual payment, but the Directors shall be at liberty to waive payment of that interest wholly or in part.

29.
The provisions of these Articles as to the liability of joint holders and as to payment of interest shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the amount of the Share, or by way of premium, as if the same had become payable by virtue of a call duly made and notified.

30.
The Directors may make arrangements on the issue of partly paid Shares for a difference between the Shareholders, or the particular Shares, in the amount of calls to be paid and in the times of payment.

31.
The Directors may, if they think fit, receive from any Shareholder willing to advance the same all or any part of the moneys uncalled and unpaid upon any partly paid Shares held by him, and upon all or any of the moneys so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate (not exceeding without the sanction of an Ordinary Resolution, eight percent per annum) as may be agreed upon between the Shareholder paying the sum in advance and the Directors.

FORFEITURE OF SHARES
32.
If a Shareholder fails to pay any call or instalment of a call in respect of any Shares on the day appointed for payment, the Directors may, at any time thereafter during such time as any part of such call or instalment remains unpaid, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued.

33.
The notice shall name a further day (not earlier than the expiration of fourteen days from the date of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed the Shares in respect of which the call was made will be liable to be forfeited.

34.
If the requirements of any such notice as aforesaid are not complied with, any Share in respect of which the notice has been given may at any time thereafter, before the payment required by notice has been made, be forfeited by a resolution of the Directors to that effect.

35.
A forfeited Share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

36.
A Person whose Shares have been forfeited shall cease to be a Shareholder in respect of the forfeited Shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by him to the Company in respect of the Shares forfeited, but his liability shall cease if and when the Company receives payment in full of the amount unpaid on the Shares forfeited.

37.
A statutory declaration in writing that the declarant is a Director, and that a Share has been duly forfeited on a date stated in the declaration, shall be conclusive evidence of the facts in the declaration as against all Persons claiming to be entitled to the Share.

38.
The Company may receive the consideration, if any, given for a Share on any sale or disposition thereof pursuant to the provisions of these Articles as to forfeiture and may execute a transfer of the

Share in favour of the Person to whom the Share is sold or disposed of and that Person shall be registered as the holder of the Share, and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the disposition or sale.
39.
The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which by the terms of issue of a Share becomes due and payable, whether on account of the amount of the Share, or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

TRANSFER OF SHARES
40.
The instrument of transfer of any Share shall be in any usual or common form or such other form as the Directors may, in their absolute discretion, approve and be executed by or on behalf of the transferor and if in respect of a nil or partly paid up Share, or if so required by the Directors, shall also be executed on behalf of the transferee and shall be accompanied by the certificate (if any) of the Shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. The transferor shall be deemed to remain a Shareholder until the name of the transferee is entered in the Register in respect of the relevant Shares. Without prejudice to the generality of the foregoing, title to listed shares of the Company may be evidenced and transferred in accordance with the laws applicable to and the rules and regulations of any Exchange on which such shares are listed.

41.
Subject to the rules of any Exchange on which the Shares in question may be listed, to the provisions of the next- following Article and to any rights and restrictions for the time being attached to any Share, the Directors may in their absolute discretion decline to register any transfer of Shares without assigning any reason therefor, provided that the Directors shall register any transfer of Shares made in accordance with the provisions of the Governance Agreement and shall refuse to register any transfer of Shares if such transfer would violate the terms of the Governance Agreement. If the Board of Directors refuses to register a transfer of any Share the Secretary shall, within two months after the date on which the transfer request was lodged with the Company, send to the transferor and transferee notice of the refusal.

42.
Notwithstanding anything to the contrary in these Articles, the Directors may not decline to register any transfer of any Shares subject to a Security Interest, following the enforcement of a Security Interest in accordance with the terms thereof and upon the delivery of a valid form of transfer in respect of such Shares executed by the person entitled to the benefit of the Security Interest (or its assignee or its delegate) or by the holder of such Shares at the direction of such person (or its assignee or delegate).

43.
No purported transfer of shares shall be permitted to be made, and the Directors shall not be permitted to record any transfer in the Company’s Register, if the consummation of such transfer would cause the Company or any Shareholder to be in violation of the rules of any Relevant Governing Body.

44.
If for any reason whatsoever any transfer shall been consummated and been recorded in the Register in breach of the provisions of the preceding Article 43, then at any time thereafter the Company may, at its election, either:

(a)
repurchase from the transferee Shareholder (and/or its successors in title) all of the Shares transferred to it, for a consideration equal to the Fair Market Value of such Shares; or

(b)
require such transferee Shareholder (and/or its successors in title) to transfer all of the Shares transferred to it to one or more Persons designated by the Company, for consideration equal to the Fair Market Value of such Shares, provided that no such repurchase or transfer may result in a violation of the provisions of the immediately preceding Article 43 by any other Person.
45.
Subject to the rules of any Exchange on which the shares in question may be listed and to any rights and restrictions for the time being attached to any Share, the registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the Register closed at such times and for such periods as the Board of Directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the Register closed for more than 30 days in any year.

46.
All instruments of transfer that are registered shall be retained by the Company, but any instrument of transfer that the Directors decline to register shall (except in any case of fraud) be returned to the Person depositing the same.

47.
Any transfer in violation of the Governance Agreement shall be null and void ab initio.

TRANSMISSION OF SHARES
48.
The legal personal representative of a deceased sole holder of a Share shall be the only Person recognised by the Company as having any title to the Share. In the case of a Share registered in the name of two or more holders, the survivors or survivor, or the legal personal representatives of the deceased holder of the Share, shall be the only Person recognised by the Company as having any title to the Share.

49.
Any Person becoming entitled to a Share in consequence of the death or bankruptcy of a Shareholder shall upon such evidence being produced as may from time to time be required by the Directors, have the right either to be registered as a Shareholder in respect of the Share or, instead of being registered himself, to make such transfer of the Share as the deceased or bankrupt Person could have made; but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the deceased or bankrupt Person before the death or bankruptcy.

50.
A Person becoming entitled to a Share by reason of the death or bankruptcy of a Shareholder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered Shareholder, except that he shall not, before being registered as a Shareholder in respect of the Share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company.

ALTERATION OF SHARE CAPITAL
51.
The Company may from time to time by Ordinary Resolution increase the share capital by such sum, to be divided into Shares of such Classes and amount, as the resolution shall prescribe.

52.
The Company may by Ordinary Resolution:

(a)
consolidate and divide all or any of its share capital into Shares of a larger amount than its existing Shares;

(b)
convert all or any of its paid up Shares into stock and reconvert that stock into paid up Shares of any denomination;

(c)
subdivide its existing Shares, or any of them into Shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced Share shall be the same as it was in case of the Share from which the reduced Share is derived; and

(d)
cancel any Shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any Person and diminish the amount of its share capital by the amount of the Shares so cancelled.

53.
The Company may by Special Resolution reduce its share capital and any capital redemption reserve in any manner authorised by law.

REDEMPTION, PURCHASE AND SURRENDER OF SHARES
54.
Subject to the Act, the Company may:

(a)
issue Shares on terms that they are to be redeemed or are liable to be redeemed at the option of the Company or the Shareholder on such terms and in such manner as the Directors may determine; provided that, without the approval of the majority of the Non-Affiliated Directors of the Board, the Company shall not effectuate any redemption of Shares other than (i) pro rata to the number of Shares, (ii) in respect of Class A Shares only on a pro rata basis, (iii) in the ordinary course of business in connection with the repurchase of Shares from employees or service providers of the Company or its affiliates following termination of such employees or service providers, or (iv) in accordance with Article 16;

(b)
purchase its own Shares (including any redeemable Shares) on such terms and in such manner as the Directors may determine and agree with the Shareholder; provided that, without the approval of the majority of the Non-Affiliated Directors of the Board, the Company shall not effectuate any repurchase of Shares other than (i) pro rata to the number of Shares, (ii) in respect of Class A Shares only on a pro rata basis, (iii) in the ordinary course of business in connection with the repurchase of Shares from employees or service providers of the Company or its affiliates following termination of such employees or service providers, or (iv) in accordance with Article 16;

(c)
make a payment in respect of the redemption or purchase of its own Shares in any manner authorised by the Act; and

(d)
accept the surrender for no consideration of any paid up Share (including any redeemable Share) on such terms and in such manner as the Directors may determine.

55.
Any Share in respect of which notice of redemption has been given shall not be entitled to participate in the profits of the Company in respect of the period after the date specified as the date of redemption in the notice of redemption.

56.
The redemption, purchase or surrender of any Share shall not be deemed to give rise to the redemption, purchase or surrender of any other Share.

57.
The Directors may when making payments in respect of redemption or purchase of Shares, if authorised by the terms of issue of the Shares being redeemed or purchased or with the agreement of the holder of such Shares, make such payment either in cash or in specie.

TREASURY SHARES
58.
Shares that the Company purchases, redeems or acquires (by way of surrender or otherwise) may, at the option of the Company, be cancelled immediately or held as Treasury Shares in accordance with the Act. In the event that the Directors do not specify that the relevant Shares are to be held as Treasury Shares, such Shares shall be cancelled.

59.
No dividend may be declared or paid, and no other distribution (whether in cash or otherwise) of the Company’s assets (including any distribution of assets to members on a winding up) may be declared or paid in respect of a Treasury Share.

60.
The Company shall be entered in the Register as the holder of the Treasury Shares provided that:

(a)
the Company shall not be treated as a member for any purpose and shall not exercise any right in respect of the Treasury Shares, and any purported exercise of such a right shall be void;

(b)
a Treasury Share shall not be voted, directly or indirectly, at any meeting of the Company and shall not be counted in determining the total number of issued shares at any given time, whether for the purposes of these Articles or the Act, save that an allotment of Shares as fully paid bonus shares in respect of a Treasury Share is permitted and Shares allotted as fully paid bonus shares in respect of a treasury share shall be treated as Treasury Shares.

61.
Treasury Shares may be disposed of by the Company on such terms and conditions as determined by the Directors.

GENERAL MEETINGS
62.
The Directors may, whenever they think fit, convene a general meeting of the Company.

63.
The Directors may cancel or postpone any duly convened general meeting at any time prior to such meeting, except for general meetings requisitioned by the Shareholders in accordance with these Articles, for any reason or for no reason at any time prior to the time for holding such meeting or, if the meeting is adjourned, the time for holding such adjourned meeting. The Directors shall give Shareholders notice in writing of any postponement, which postponement may be for a stated period of any length or indefinitely as the Directors may determine.

64.
General meetings shall also be convened on the requisition in writing of any Shareholder or Shareholders entitled to attend and vote at general meetings of the Company and to exercise at least a majority of the voting power permitted to be exercised at any such meeting, deposited at the Office specifying the objects of the meeting for a date no later than 21 days from the date of deposit of the requisition signed by the requisitionists, and if the Directors do not convene such meeting for a date not later than 45 days after the date of such deposit, the requisitionists themselves may convene the general meeting in the same manner, as nearly as possible, as that in which general meetings may be convened by the Directors, and all reasonable expenses incurred by the requisitionists as a result of the failure of the Directors to convene the general meeting shall be reimbursed to them by the Company.

65.
If at any time there are no Directors, any two Shareholders (or if there is only one Shareholder then that Shareholder) entitled to vote at general meetings of the Company may convene a general meeting in the same manner as nearly as possible as that in which general meetings may be convened by the Directors.

NOTICE OF GENERAL MEETINGS
66.
At least seven clear days’ notice in writing counting from the date service is deemed to take place as provided in these Articles specifying the place, the day and the hour of the meeting and, in case of special business, the general nature of that business, shall be given in the manner hereinafter provided or in such other manner (if any) as may be prescribed by the Company by Ordinary Resolution to such Persons as are, under these Articles, entitled to receive such notices from the Company, but with the consent of all the Shareholders entitled to receive notice of some particular meeting and attend and vote thereat, that meeting may be convened by such shorter notice or without notice and in such manner as those Shareholders may think fit.
67.
The accidental omission to give notice of a meeting to or the non-receipt of a notice of a meeting by any Shareholder shall not invalidate the proceedings at any meeting.

PROCEEDINGS AT GENERAL MEETINGS
68.
All business carried out at a general meeting shall be deemed special with the exception of sanctioning a dividend, the consideration of the accounts, balance sheets, any report of the Directors or of the Company’s auditors, and the fixing of the remuneration of the Company’s auditors. No special business shall be transacted at any general meeting without the consent of all Shareholders entitled to receive notice of that meeting unless notice of such special business has been given in the notice convening that meeting.

69.
No business shall be transacted at any general meeting of the Company unless a quorum of Members is present at the time when the meeting proceeds to business. At a general meeting of the Company to:

(a)
consider or adopt a Special Resolution, one or more Members present in person or by proxy holding shares conferring upon the relevant Members at least sixty seven per cent. (67%) of the votes eligible to be cast at any general meeting of the Company shall be a quorum; and

(b)
consider or adopt any other resolution or to take any other action, one or more Members present in person or by proxy holding shares conferring upon the relevant Members at least a majority of the votes eligible to be cast at any general meeting of the Company shall be a quorum.

The Members present at a duly constituted general meeting of the Company may continue to transact business until adjournment, despite the withdrawal of such Members as leave less than a quorum.
70.
If the Directors wish to make this facility available for a specific general meeting or all general meetings of the Company, participation in any general meeting of the Company may be by means of a telephone or similar communication equipment by way of which all Persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.

71.
The chairman (and if more than one, either or both jointly as they may determine), if any, of the Directors shall preside as chairman at every general meeting of the Company.

72.
If there is no such chairman, or if at any general meeting none is present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as chairman, any Director or Person nominated by the Directors shall preside as chairman, failing which the Shareholders present in person or by proxy shall choose any Person present to be chairman of that meeting.

73.
Any chairman of the meeting may adjourn a meeting from time to time and from place to place either:

(a)
with the consent of any general meeting at which a quorum is present (and shall if so directed by the meeting); or

(b)
without the consent of such meeting if, in his sole opinion, he considers it necessary to do so to:

(i)
secure the orderly conduct or proceedings of the meeting; or

(ii)
give all persons present in person or by proxy and having the right to speak and / or vote at such meeting, the ability to do so,

but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting, or adjourned meeting, is adjourned for fourteen days or more, notice of the adjourned meeting shall be given in the manner provided for the original meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

74.
At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by any chairman or one or more Shareholders present in person or by proxy entitled to vote, and unless a poll is so demanded, a declaration by any chairman that a resolution has, on a show of hands, been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book of the proceedings of the Company, shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of, or against, that resolution.

75.
If a poll is duly demanded it shall be taken in such manner as any chairman directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

76.
In the case of an equality of votes, whether on a show of hands or on a poll, any chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote.

77.
A poll demanded on the election of a chairman of the meeting or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as any chairman of the meeting directs.

VOTES OF SHAREHOLDERS
78.
Subject to any rights and restrictions for the time being attached to any Class or Classes of Shares or any applicable Weighted Voting Provisions, every Shareholder present in person and every Person representing a Shareholder by proxy shall at a general meeting of the Company shall be entitled to exercise the voting power conferred upon such Shareholder by the Shares held by him. If there are any rights and restrictions for the time being attached to any Class or Classes of Shares or any applicable Weighted Voting Provisions then in effect, then such rights, restrictions or Weighted Voting Provisions shall be applied and given effect to on any vote.

79.
In the case of joint holders the vote of the senior who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register.

80.
A Shareholder of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote in respect of Shares carrying the right to vote held by him, whether on a show of hands or on a poll, by his committee, or other Person in the nature of a committee appointed by that court, and any such committee or other Person, may vote in respect of such Shares by proxy.

81.
No Shareholder shall be entitled to vote at any general meeting of the Company unless all calls, if any, or other sums presently payable by him in respect of Shares carrying the right to vote held by him have been paid.

82.
On a poll votes may be given either personally or by proxy.

83.
The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, either under Seal or under the hand of an officer or attorney duly authorised. A proxy need not be a Shareholder.

84.
An instrument appointing a proxy may be in any usual or common form or such other form as the Directors may approve.

85.
The instrument appointing a proxy shall be deposited at the Office or at such other place as is specified for that purpose in the notice convening the meeting no later than the time for holding the meeting or, if the meeting is adjourned, the time for holding such adjourned meeting.

86.
The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.

87.
A resolution in writing signed by all the Shareholders for the time being entitled to receive notice of and to attend and vote at general meetings of the Company (or being corporations by their duly authorised representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.
CORPORATIONS ACTING BY REPRESENTATIVES AT MEETINGS
88.
Any corporation which is a Shareholder or a Director may by resolution of its directors or other governing body authorise such Person as it thinks fit to act as its representative at any meeting of the Company or of any meeting of holders of a Class or of the Directors or of a committee of Directors, and the Person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Shareholder or Director. If a clearing house (or its nominee) is a Shareholder of the Company it may, by resolution of its directors or other governing body or by power of attorney, authorise such person or persons as it thinks fit to act as its representative or representatives at any general meeting of the Company or at any general meeting of any Class of Shareholders of the Company provided that, if more than one person is so authorised, the authorisation shall specify the number and Class of Shares in respect of which each such person is so authorised. A person so authorised pursuant to this Article shall be entitled to exercise the same powers on behalf of the clearing house (or its nominee) which they represent as that clearing house (or its nominee) could exercise if it were an individual Shareholder holding the number and Class of Shares specified in such authorisation.

DIRECTORS
89.
The name(s) of the first Director(s) shall either be determined in writing by a majority (or in the case of a sole subscriber that subscriber) of, or elected at a meeting of, the subscribers of the Memorandum of Association.

90.
Shareholders permitted to exercise more than fifty per cent. (50%) of the voting power capable of being exercised at any general meeting of the Company shall be entitled, by notice in writing to the Company from time to time, to appoint any natural person or corporation to be a Director and to remove and/or replace any Director. Any such appointment, renewal and/or replacement shall be effectively immediately upon delivery of such notice to the Company at its registered office and otherwise in accordance with the provisions of these Articles.

91.
Unless re-appointed or removed from office pursuant to the provisions of the preceding Article 90, each Director shall be appointed for a term expiring at the next-following annual general meeting of the Company. At any such annual general meeting, Directors will be elected by Ordinary Resolution. At each annual general meeting of the Company, each Director elected at such meeting shall be elected to hold office for a one-year term and until the election of their respective successors in office or their earlier death, resignation or removal pursuant to Article 90.

92.
The Company may by Ordinary Resolution from time to time fix the maximum and minimum number of Directors to be appointed but unless such numbers are fixed as aforesaid the minimum number of Directors shall be one and the maximum number of Directors shall be unlimited.

93.
The remuneration of the Directors may be determined by the Directors.

94.
There shall be no shareholding qualification for Directors unless determined otherwise by Ordinary Resolution.

95.
The Directors shall have power at any time and from time to time to appoint a natural person or corporation as a Director, either as a result of a casual vacancy or as an additional Director, subject to the maximum number (if any) imposed by Ordinary Resolution.

POWERS AND DUTIES OF DIRECTORS
96.
Subject to the Act, these Articles and to any resolutions passed in a general meeting, the business of the Company shall be managed by the Directors, who may pay all expenses incurred in setting up and registering the Company and may exercise all powers of the Company. No resolution passed by the Company in general meeting shall invalidate any prior act of the Directors that would have been valid if that resolution had not been passed.

97.
The Directors may from time to time appoint any natural person or corporation, whether or not a Director to hold such office in the Company as the Directors may think necessary for the administration of the Company, including but not limited to, the office of president, one or more vice- presidents, treasurer, assistant treasurer, manager or controller, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit. Any natural person or corporation so appointed by the Directors may be removed by the Directors or by the Company by Ordinary Resolution. The Directors may also appoint one or more of their number to the office of managing director upon like terms, but any such appointment shall ipso facto determine if any managing director ceases from any cause to be a Director, or if the Company by Ordinary Resolution resolves that his tenure of office be terminated.

98.
The Directors may appoint any natural person or corporation to be a Secretary (and if need be an assistant Secretary or assistant Secretaries) who shall hold office for such term, at such remuneration and upon such conditions and with such powers as they think fit. Any Secretary or assistant Secretary so appointed by the Directors may be removed by the Directors or by the Company by Ordinary Resolution.

99.
The Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors.

100.
The Directors may from time to time and at any time by power of attorney (whether under Seal or under hand) or otherwise appoint any company, firm or Person or body of Persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys or authorised signatory (any such person being an “Attorney” or “Authorised Signatory”, respectively) of the Company for such purposes and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of Persons dealing with any such Attorney or Authorised Signatory as the Directors may think fit, and may also authorise any such Attorney or Authorised Signatory to delegate all or any of the powers, authorities and discretion vested in him.

101.
The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the three next following Articles shall not limit the general powers conferred by this Article.

102.
The Directors from time to time and at any time may establish any committees, local boards or agencies for managing any of the affairs of the Company and may appoint any natural person or corporation to be a member of such committees or local boards and may appoint any managers or agents of the Company and may fix the remuneration of any such natural person or corporation.

103.
The Directors from time to time and at any time may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorise the members for the time being of any such local board, or any of them to fill any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any natural person or corporation so appointed and may annul or vary any such delegation, but no Person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

104.
Any such delegates as aforesaid may be authorised by the Directors to sub-delegate all or any of the powers, authorities, and discretion for the time being vested in them.

BORROWING POWERS OF DIRECTORS
105.
The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.
THE SEAL
106.
The Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of the Seal and if given after may be in general form confirming a number of affixings of the Seal. The Seal shall be affixed in the presence of a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose and every Person as aforesaid shall sign every instrument to which the Seal is so affixed in their presence.

107.
The Company may maintain a facsimile of the Seal in such countries or places as the Directors may appoint and such facsimile Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of such facsimile Seal and if given after may be in general form confirming a number of affixings of such facsimile Seal. The facsimile Seal shall be affixed in the presence of such Person or Persons as the Directors shall for this purpose appoint and such Person or Persons as aforesaid shall sign every instrument to which the facsimile Seal is so affixed in their presence and such affixing of the facsimile Seal and signing as aforesaid shall have the same meaning and effect as if the Seal had been affixed in the presence of and the instrument signed by a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose.

108.
Notwithstanding the foregoing, a Secretary or any assistant Secretary shall have the authority to affix the Seal, or the facsimile Seal, to any instrument for the purposes of attesting authenticity of the matter contained therein but which does not create any obligation binding on the Company.

DISQUALIFICATION OF DIRECTORS
109.
The office of Director shall be vacated, if the Director:

(a)
dies or is found to be or becomes of unsound mind;

(b)
resigns his office by notice in writing to the Company;

(c)
is removed from office pursuant to the provisions of Article 90;

(d)
is not re-elected to office pursuant to the provisions of Article 91, upon the effective appointment of his successor; or

(e)
holds or otherwise acquires, directly or indirectly, any shares or other security interest in any other Person in violation of the rules of any Relevant Governing Body applicable to Directors of the Company.

PROCEEDINGS OF DIRECTORS
110.
The Directors may meet together (either within or without the Cayman Islands) for the despatch of business, adjourn, and otherwise regulate their meetings and proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In case of an equality of votes the chairman (or, if more then, the co-chairmen acting jointly) shall have a second or casting vote. A Director may, and a Secretary or assistant Secretary on the requisition of a Director shall, at any time summon a meeting of the Directors.

111.
Any chairman of any meeting of the Board of Directors may adjourn any such meeting to such time and date, and at such location, as he may in discretion determine.

112.
A Director may participate in any meeting of the Directors, or of any committee appointed by the Directors of which such Director is a member, by means of telephone or similar communication equipment by way of which all Persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.

113.
The quorum necessary for the transaction of the business of the Directors shall be a simple majority of the Directors appointed from time to time. A Director represented by proxy or by an alternate Director at any meeting shall be deemed to be present for the purposes of determining whether or not a quorum is present.

114.
A Director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company shall declare the nature of his interest at a meeting of the Directors. A general notice given to the Directors by any Director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made. A Director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the Directors at which any such contract or proposed contract or arrangement shall come before the meeting for consideration.

115.
A Director may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine and no Director or intending Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested, be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relation thereby established. A Director, notwithstanding his interest, may be counted in the quorum present at any meeting of the Directors whereat he or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged and he may vote on any such appointment or arrangement.

116.
Any Director may act by himself or his firm in a professional capacity for the Company, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director; provided that nothing herein contained shall authorise a Director or his firm to act as auditor to the Company.

117.
Without limitation to any of the foregoing, a Director may hold any office or place of profit in respect of any competitor of the Company, provided that he shall declare the nature of any conflict of interest at a meeting of the Directors. The provisions of Article 113 shall apply to this Article mutatis mutandis.

118.
To the fullest extent permitted by applicable law, no Director shall be under any obligation to the bring to the Company any corporate opportunity of which he becomes aware otherwise than in his capacity as a Director. To the extent necessary to any eliminate any liability of any Director in this regard, the Company shall renounce any expectancy of any such opportunity.

119.
The Directors shall cause minutes to be made in books or loose-leaf folders provided for the purpose of recording:

(a)
all appointments of officers made by the Directors;

(b)
the names of the Directors present at each meeting of the Directors and of any committee of the Directors; and

(c)
all resolutions and proceedings at all meetings of the Company, and of the Directors and of committees of Directors.

120.
When any chairman of a meeting of the Directors signs the minutes of such meeting the same shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings.

121.
A resolution in writing signed by all the Directors or all the members of a committee of Directors entitled to receive notice of a meeting of Directors or committee of Directors, as the case may be (an alternate Director, subject as provided otherwise in the terms of appointment of the alternate Director, being entitled to sign such a resolution on behalf of his appointer), shall be as valid and effectual as if it had been passed at a duly called and constituted meeting of Directors or committee of Directors, as the case may be. When signed a resolution may consist of several documents each signed by one or more of the Directors or his duly appointed alternate.

122.
The continuing Directors may act notwithstanding any vacancy in their body but if and for so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number, or of summoning a general meeting of the Company, but for no other purpose.

123.
The co-chairmen of the Board of Directors as at the date on which these Articles are adopted shall be Joel Glazer and Avram Glazer, which Persons shall continue as co-chairmen of the Board of Directors in each case until such time as the Board of Directors shall elect a new chairman or chairmen of the Board of Directors. If at any relevant time no such chairman has been elected, or if at any meeting no chairman is present within fifteen minutes after the time appointed for holding the meeting, then at the relevant time the Directors present may choose one of their number to be chairman of the meeting.

124.
Where more than one person has been appointed to the office of chairman at any time, then such Persons shall be co- chairmen and shall act by consent.

125.
Subject to any regulations imposed on it by the Directors, the chairman or co-chairmen (as the case may be) of the Board of Directors shall be entitled to appoint any member of any committee as its chairman. If no such chairman is appointed, or if at any meeting the chairman is not present within fifteen minutes after the time appointed for holding the meeting, the committee members present may choose one of their number to be chairman of the meeting.

126.
A committee appointed by the Directors may meet and adjourn as it thinks proper. Subject to any regulations imposed on it by the Directors, questions arising at any meeting shall be determined by a majority of votes of the committee members present and in case of an equality of votes the chairman shall have a second or casting vote.

127.
All acts done by any meeting of the Directors or of a committee of Directors, or by any Person acting as a Director, shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or Person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such Person had been duly appointed and was qualified to be a Director.

EXECUTIVE COMMITTEE
128.
Without limitation to any of the foregoing provisions of these Articles, the Board of Directors may appoint from its number an Executive Committee as a committee of the Board of Directors of the Company comprised of such number of members as shall be determined from time to time by the Board of Directors. The following provisions shall apply to any Executive Committee so appointed:

(a)
The term of office of each member of the Executive Committee shall be co-extensive with the term of such member’s office as Director. Any member of the Executive Committee who shall cease to be a Director of the Company shall ipso facto cease to be a member of the Executive Committee.

(b)
A majority of the members of the Executive Committee shall constitute a quorum for the valid transaction of business. The Executive Committee may meet at stated times or on two days’ notice by any member of the Executive Committee to all other members, by notice in accordance with these Articles. The remaining provisions of these Articles relating to the conduct of the business of the Board of Directors shall apply to meetings of the Executive Committee mutatis mutandis.

(c)
At all times whenever the Board of Directors is not in session, the Executive Committee shall have and may exercise all of the powers of said Board of Directors in the management of the business and affairs of the Company, except as limited by the Act and provided that the Executive Committee shall not permitted to exercise the authority of the Board of Directors to:
(i)
issue and allot or otherwise grant options issue warrants or grant other rights in respect of the Company’s Shares pursuant to the provisions of Article 8, or to designate class of Share pursuant to Article 9;

(ii)
declare dividends;

(iii)
approve any merger or consolidation pursuant to the provisions of Part XVI of the Act;

(iv)
approve any contract or transaction between the Company and one or more of its Directors, or between the Company and any other Person in which one or more of its Directors are Directors or have a material financial interest.

DIVIDENDS
129.
Subject to any rights and restrictions for the time being attached to any Shares, or as otherwise provided for in the Act and these Articles, the Directors may from time to time declare dividends (including interim dividends) and other distributions on Shares in issue and authorise payment of the same out of the funds of the Company lawfully available therefor. Notwithstanding the foregoing, without the prior approval of the majority of the Non-Affiliated Directors of the Board, the Company shall not declare any dividend or other distribution on the Shares in issue other than (i) pro rata to the number of Shares or (ii) in respect of the Class A Shares only on a pro rata basis.

130.
Subject to any rights and restrictions for the time being attached to any Shares, the Company by Ordinary Resolution may declare dividends, but no dividend shall exceed the amount recommended by the Directors.

131.
The Directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, in the absolute discretion of the Directors be applicable for meeting contingencies, or for equalising dividends or for any other purpose to which those funds may be properly applied and pending such application may in the absolute discretion of the Directors, either be employed in the business of the Company or be invested in such investments as the Directors may from time to time think fit.

132.
Any dividend may be paid in any manner as the Directors may determine. If paid by cheque it will be sent through the post to the registered address of the Shareholder or Person entitled thereto, or in the case of joint holders, to any one of such joint holders at his registered address or to such Person and such address as the Shareholder or Person entitled, or such joint holders as the case may be, may direct. Every such cheque shall be made payable to the order of the Person to whom it is sent or to the order of such other Person as the Shareholder or Person entitled, or such joint holders as the case may be, may direct.

133.
The Directors when paying dividends to the Shareholders in accordance with the foregoing provisions of these Articles may make such payment either in cash or in specie.

134.
Subject to any rights and restrictions for the time being attached to any Shares, all dividends shall be declared and paid according to the amounts paid up on the Shares, but if and for so long as nothing is paid up on any of the Shares dividends may be declared and paid according to the par value of the Shares.

135.
If several Persons are registered as joint holders of any Share, any of them may give effectual receipts for any dividend or other moneys payable on or in respect of the Share.

136.
No dividend shall bear interest against the Company.

ACCOUNTS, AUDIT AND ANNUAL RETURN AND DECLARATION
137.
The books of account relating to the Company’s affairs shall be kept in such manner as may be determined from time to time by the Directors.

138.
The books of account shall be kept at the Office, or at such other place or places as the Directors think fit, and shall always be open to the inspection of the Directors.

139.
The Directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Shareholders not being Directors, and no Shareholder (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by law or authorised by the Directors or by Ordinary Resolution.

140.
The accounts relating to the Company’s affairs shall only be audited if the Directors so determine, in which case the financial year end and the accounting principles will be determined by the Directors. The financial year of the Company shall end on 30 June of each year or such other date as the Directors may determine.

141.
The Directors in each year shall prepare, or cause to be prepared, an annual return and declaration setting forth the particulars required by the Act and deliver a copy thereof to the Registrar of Companies in the Cayman Islands.

CAPITALISATION OF RESERVES
142.
Subject to the Act and these Articles, the Directors may:

(a)
resolve to capitalise an amount standing to the credit of reserves (including a Share Premium Account, capital redemption reserve and profit and loss account), whether or not available for distribution;

(b)
appropriate the sum resolved to be capitalised to the Shareholders in proportion to the nominal amount of Shares (whether or not fully paid) held by them respectively and apply that sum on their behalf in or towards:

(i)
paying up the amounts (if any) for the time being unpaid on Shares held by them respectively, or

(ii)
paying up in full unissued Shares or debentures of a nominal amount equal to that sum,

and allot the Shares or debentures, credited as fully paid, to the Shareholders (or as they may direct) in those proportions, or partly in one way and partly in the other, but the Share Premium Account, the capital redemption reserve and profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued Shares to be allotted to Shareholders credited as fully paid;
(c)
make any arrangements they think fit to resolve a difficulty arising in the distribution of a capitalised reserve and in particular, without limitation, where Shares or debentures become distributable in fractions the Directors may deal with the fractions as they think fit;

(d)
authorise a Person to enter (on behalf of all the Shareholders concerned) into an agreement with the Company providing for either:

(i)
the allotment to the Shareholders respectively, credited as fully paid, of Shares or debentures to which they may be entitled on the capitalisation, or

(ii)
the payment by the Company on behalf of the Shareholders (by the application of their respective proportions of the reserves resolved to be capitalised) of the amounts or part of the amounts remaining unpaid on their existing Shares, and any such agreement made under this authority being effective and binding on all those Shareholders; and

(e)
generally do all acts and things required to give effect to any of the actions contemplated by this Article.

SHARE PREMIUM ACCOUNT
143.
The Directors shall in accordance with the Act establish a Share Premium Account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any Share.

144.
There shall be debited to any Share Premium Account on the redemption or purchase of a Share the difference between the nominal value of such Share and the redemption or purchase price provided always that at the discretion of the Directors such sum may be paid out of the profits of the Company or, if permitted by the Act, out of capital.

NOTICES
145.
Any notice or document may be served by the Company or by the Person entitled to give notice to any Shareholder either personally, or by posting it airmail or air courier service in a prepaid letter addressed to such Shareholder at his address as appearing in the Register, or by electronic mail to any electronic mail address such Shareholder may have specified in writing for the purpose of such service of notices, or by facsimile should the Directors deem it appropriate. In the case of joint holders of a Share, all notices shall be given to that one of the joint holders whose name stands first in the Register in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

146.
Any Shareholder present, either personally or by proxy, at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

147.
Any notice or other document, if served by:

(a)
post, shall be deemed to have been served five clear days after the time when the letter containing the same is posted;

(b)
facsimile, shall be deemed to have been served upon production by the transmitting facsimile machine of a report confirming transmission of the facsimile in full to the facsimile number of the recipient;

(c)
recognised courier service, shall be deemed to have been served 48 hours after the time when the letter containing the same is delivered to the courier service; or

(d)
electronic mail, shall be deemed to have been served immediately upon the time of the transmission by electronic mail.

In proving service by post or courier service it shall be sufficient to prove that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier service.
148.
Any notice or document delivered or sent by post to or left at the registered address of any Shareholder in accordance with the terms of these Articles shall notwithstanding that such Shareholder be then dead or bankrupt, and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any Share registered in the name of such Shareholder as sole or joint holder, unless his name shall at the time of the service of the notice or document, have been removed from the Register as the holder of the Share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all Persons interested (whether jointly with or as claiming through or under him) in the Share.

149.
Notice of every general meeting of the Company shall be given to:

(a)
all Shareholders holding Shares with the right to receive notice and who have supplied to the Company an address for the giving of notices to them; and

(b)
every Person entitled to a Share in consequence of the death or bankruptcy of a Shareholder, who but for his death or bankruptcy would be entitled to receive notice of the meeting.

No other Person shall be entitled to receive notices of general meetings.
INDEMNITY
150.
Every Director (including for the purposes of this Article any alternate Director appointed pursuant to the provisions of these Articles), Secretary, assistant Secretary, or other officer for the time being and from time to time of the Company (but not including the Company’s auditors) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, wilful default or fraud, in or about the conduct of the Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere.

151.
No Indemnified Person shall be liable:

(a)
for the acts, receipts, neglects, defaults or omissions of any other Director or officer or agent of the Company; or

(b)
for any loss on account of defect of title to any property of the Company; or

(c)
on account of the insufficiency of any security in or upon which any money of the Company shall be invested; or

(d)
for any loss incurred through any bank, broker or other similar Person; or

(e)
for any loss occasioned by any negligence, default, breach of duty, breach of trust, error of judgement or oversight on such Indemnified Person’s part; or

(f)
for any loss, damage or misfortune whatsoever which may happen in or arise from the execution or discharge of the duties, powers, authorities, or discretions of such Indemnified Person’s office or in relation thereto;

unless the same shall happen through such Indemnified Person’s own dishonesty, wilful default or fraud.
NON-RECOGNITION OF TRUSTS
152.
Subject to the proviso hereto, no Person shall be recognised by the Company as holding any Share upon any trust and the Company shall not, unless required by law, be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any Share or (except only as otherwise provided by these Articles or as the Act requires) any other right in respect of any Share except an absolute right to the entirety thereof in each Shareholder registered in the Register, provided that, notwithstanding the foregoing, the Company shall be entitled to recognise any such interests as shall be determined by the Directors.

WINDING UP
153.
If the Company shall be wound up the liquidator shall apply the assets of the Company in such manner and order as he thinks fit in satisfaction of creditors’ claims.

154.
If the Company shall be wound up, the liquidator may, with the sanction of an Ordinary Resolution divide amongst the Shareholders in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may, for such purpose set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Shareholders or different Classes. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the

Shareholders as the liquidator, with the like sanction shall think fit, but so that no Shareholder shall be compelled to accept any assets whereon there is any liability.
AMENDMENT OF ARTICLES OF ASSOCIATION
155.
Subject to the Act and the rights attaching to the various Classes, the Company may at any time and from time to time by Special Resolution alter or amend these Articles in whole or in part.

CLOSING OF REGISTER OR FIXING RECORD DATE
156.
For the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at any meeting of Shareholders or any adjournment thereof, or those Shareholders that are entitled to receive payment of any dividend, or in order to make a determination as to who is a Shareholder for any other purpose, the Directors may provide that the Register shall be closed for transfers for a stated period which shall not exceed in any case 40 days. If the Register shall be so closed for the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders the Register shall be so closed for at least ten days immediately preceding such meeting and the record date for such determination shall be the date of the closure of the Register.

157.
In lieu of or apart from closing the Register, the Directors may fix in advance a date as the record date for any such determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of the Shareholders and for the purpose of determining those Shareholders that are entitled to receive payment of any dividend the Directors may, at or within 90 days prior to the date of declaration of such dividend, fix a subsequent date as the record date for such determination.

158.
If the Register is not so closed and no record date is fixed for the determination of those Shareholders entitled to receive notice of, attend or vote at a meeting of Shareholders or those Shareholders that are entitled to receive payment of a dividend, the date on which notice of the meeting is posted or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Shareholders. When a determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders has been made as provided in this Article, such determination shall apply to any adjournment thereof.

REGISTRATION BY WAY OF CONTINUATION
159.
The Company may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. In furtherance of a resolution adopted pursuant to this Article, the Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

MERGERS AND CONSOLIDATION
160.
The Company may by Special Resolution resolve to merge or consolidate the Company in accordance with the Act.

DISCLOSURE
161.
The Directors, or any authorised service providers (including the officers, the Secretary and the registered office agent of the Company), shall be entitled to disclose to any regulatory or judicial authority, or to any stock exchange on which the Shares may from time to time be listed, any information regarding the affairs of the Company including, without limitation, information contained in the Register and books of the Company.